Exhibit 99.1

Gerdau S.A.

and Subsidiaries
Financial Statements at
December 31, 2005 and 2004
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Gerdau S.A.

1                                         We have audited the accompanying balance sheets of Gerdau S.A. and the consolidated balance sheets of Gerdau S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related statements of income, of changes in stockholders’ equity and of changes in financial position of Gerdau S.A., as well as the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of the jointly-owned indirect subsidiary Gallatin Steel Company and of the indirect subsidiaries Diaco S.A. and its subsidiaries and of Siderúrgica del Pacífico S.A. were conducted by other independent auditors and our report, insofar as it relates to the income derived from these companies, equivalent to 4.48% of the profit before taxes of Gerdau S.A. and 5.55% of the profit before taxes and minority interest of Gerdau S.A. and its subsidiaries for the year ended December 31, 2005, and to the consolidated assets as of that date equivalent to 4.99% of the total consolidated assets, is based solely on the reports of these other auditors.

2                                         We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3                                         In our opinion, based on our audits and on the reports of the other auditors, the financial statements audited by us present fairly, in all material respects, the financial position of Gerdau S.A. and of Gerdau S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of operations, the changes in stockholders’ equity and the changes in financial position of Gerdau S.A., as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

4                                         Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Porto Alegre, February 21, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

Exhibit 99.1

GERDAU S.A.

BALANCE SHEET AT DECEMBER 31
(In thousand of reais)

ASSETS

		Company		Consolidated
		2005	2004	2005	2004

CURRENT ASSETS
Cash and cash equivalents	Note 5	1.275.965	15.709	5.464.694	2.041.967
Trade accounts receivable	Note 6	—	—	2.059.806	2.496.808
Inventories	Note 7	—	—	4.018.629	4.236.642
Tax credits	Note 8	39.449	32.038	199.764	240.462
Deferred income tax and social contribution on net income	Note 9	—	—	151.678	329.464
Dividends receivable	Note 11	188.033	147.226	—	—
Other accounts receivable		32.353	1.014	234.607	210.922
Total current assets		1.535.800	195.987	12.129.178	9.556.265
LONG-TERM RECEIVABLES
Related parties	Note 21	—	—	302	1.448
Tax credits	Note 8	81.783	—	242.792	69.992
Deposit for future investment in subsidiary	Note 4	—	—	34.703	182.158
Deferred income tax and social contribution on net income	Note 9	33.878	42.296	442.076	597.931
Judiciary deposits and other	Note 10	39.096	34.403	162.925	182.790
Total long-term receivables		154.757	76.699	882.798	1.034.319
PERMANENT ASSETS
Investments	Note 11	8.943.730	7.100.464	112.668	112.017
Fixed assets	Note 12	—	—	8.693.501	7.927.363
Deferred charges	Note 13	—	—	61.041	33.858
Total permanent assets		8.943.730	7.100.464	8.867.210	8.073.238
Total assets		10.634.287	7.373.150	21.879.186	18.663.822

The accompanying notes are an integral part of these financial statements

GERDAU S.A.

BALANCE SHEET AT DECEMBER 31
(In thousand of reais)

LIABILITIES AND SHAREHOLDERS’ EQUITY

		Company		Consolidated
		2005	2004	2005	2004

CURRENT LIABILITIES
Suppliers		501	72	1.675.464	1.935.953
Loans	Note 14	2.770	—	1.327.248	1.968.397
Debentures	Note 15	—	—	2.719	2.986
Taxes and contributions payable	Note 18	1.397	6.808	306.067	386.238
Related parties	Note 21	101.371	164.549	—	—
Deferred income tax and social contribution on net income	Note 9	—	—	86.879	180.166
Salaries payable		1.017	622	268.898	255.418
Dividends payable	Note 23	186.137	280.378	208.774	306.771
Other accounts payable		11.183	4.838	313.059	211.739
Total current liabilities		304.376	457.267	4.189.108	5.247.668
LONG-TERM LIABILITIES
Loans	Note 14	1.404.420	—	5.352.420	3.490.374
Debentures	Note 15	786.506	692.476	969.043	915.086
Provision for contingencies	Note 20	42.130	94.882	192.194	240.300
Deferred income tax and social contribution on net income	Note 9	54.669	54.669	525.428	611.707
Post-employment benefits	Note 22	—	—	263.778	294.478
Other accounts payable		—	—	246.695	251.162
Total long-term liabilities		2.287.725	842.027	7.549.558	5.803.107
MINORITY INTEREST			—	2.098.334	1.539.191
SHAREHOLDERS’ EQUITY	Note 23
Capital		5.206.969	3.471.312	5.206.969	3.471.312
Capital reserves		376.684	376.672	376.684	376.672
Revenue reserves		2.458.533	2.225.872	2.458.533	2.225.872
Total shareholders’ equity		8.042.186	6.073.856	8.042.186	6.073.856
SHAREHOLDERS’ EQUITY INCLUDING
MINORITY INTEREST		—	—	10.140.520	7.613.047
Total liabilities and shareholders’ equity		10.634.287	7.373.150	21.879.186	18.663.822

The accompanying notes are an integral part of these financial statements.

GERDAU S.A.

STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
(In thousand of reais)

		Company		Consolidated
		2005	2004	2005	2004

SALES REVENUES		—	—	25.485.818	23.407.573
Taxes on sales		—	—	(2.642.225)	(2.456.568)
Freight and discounts		—	—	(1.597.845)	(1.353.743)
NET SALES REVENUES	Note 29	—	—	21.245.748	19.597.262
COST OF SALES		—	—	(15.519.861	(13.352.238)
GROSS PROFIT		—	—	5.725.887	6.245.024
SELLING EXPENSES			—	(514.443)	(455.175)
FINANCIAL INCOME	Note 17	66.705	42.326	452.980	209.846
FINANCIAL EXPENSES	Note 17	(211.598)	(49.329)	(482.896)	(385.952)
GENERAL AND ADMINISTRATIVE EXPENSES
Management’ fees		(898)	(1.261)	(28.356)	(43.562)
General expenses		(32.283)	(42.681)	(1.111.908)	(960.264)
EQUITY IN THE EARNINGS (LOSSES) OF SUBSIDIARIES	Note 11	2.527.731	2.836.486	(131.195)	(343.116)
OTHER OPERATING INCOME (EXPENSES), NET	Note 26	136.787	28.057	131.426	187.866
OPERATING PROFIT		2.486.444	2.813.598	4.041.495	4.454.667
NON-OPERATING INCOME (EXPENSES), NET	Note 27	305.839	(1.065)	292.755	(24.930)
PROFIT BEFORE TAXES AND PROFIT SHARING		2.792.283	2.812.533	4.334.250	4.429.737
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOM	Note 9
Current		(1.627)	4	(915.043)	(951.201)
Deferred		(8.418)	20.063	(146.628)	(202.286)
MANAGEMENT PROFIT SHARING	Note 24	(898)	(1.261)	(27.339)	(41.363)
NET INCOME BEFORE MINORITY INTEREST		2.781.340	2.831.339	3.245.240	3.234.887
MINORITY INTEREST				(463.900)	(403.548)
NET INCOME FOR THE YEAR				2.781.340	2.831.339

Net income per share - R$		6,29	9,59

Net equity per share - R$		18,19	20,58

The accompanying notes are an integral part of these financial statements

Exhibit 99.1

GERDAU S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of reais)

			Capital reserves				Revenue reserves
		Capital	Investment incentives	Special Law 8.200/91	Other	Total	Legal	Investments and working capital	Total	Retained earnings	Total shareholders’ equity
At December 31, 2003		1.735.656	342.910	21.487	12.275	376.672	184.429	1.831.639	2.016.068	—	4.128.396
Net income for the year		—	—	—	—	—	—	—	—	2.831.339	2.831.339
Capital increase	Note 23	1.735.656	—	—	—	—	—	(1.735.656)	(1.735.656)	—	—
Treasury shares	Note 23	—	—	—	—	—	—	(27.036)	(27.036)	—	(27.036)
Distributions proposed for the Annual General Meeting:
Legal reserve	Note 23	—	—	—	—	—	141.567	—	141.567	(141.567)	—
Reserve for investments and working capital	Note 23	—	—	—	—	—	—	1.830.929	1.830.929	(1.830.929)	—
Dividend/interest on own capital	Note 23	—	—	—	—	—	—	—	—	(858.843)	(858.843)
At December 31, 2004		3.471.312	342.910	21.487	12.275	376.672	325.996	1.899.876	2.225.872	—	6.073.856

Net income for the year		—	—	—	—	—	—	—	—	2.781.340	2.781.340
Capital increase	Note 23	1.735.657	—	—	—	—	—	(1.735.657)	(1.735.657)	—	—
Treasury shares	Note 23	—	—	—	—	—	—	(16.619)	(16.619)	—	(16.619)
Gain on the sale of treasury shares	Note 23	—	—	—	12	12	—	—	—	—	12
Distributions proposed for the Annual General Meeting:
Legal reserve	Note 23	—	—	—	—	—	139.067	—	139.067	(139.067)	—
Reserve for investments and working capital	Note 23	—	—	—	—	—	—	1.845.870	1.845.870	(1.845.870)	—
Dividend/interest on own capital	Note 23	—	—	—	—	—	—	—	—	(796.403)	(796.403)
At December 31, 2005		5.206.969	342.910	21.487	12.287	376.684	465.063	1.993.470	2.458.533	—	8.042.186

The accompanying notes are an integral part of these financial statements.

GERDAU S.A.

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
(In thousands of reais)

		Company		Consolidated
		2005	2004	2005	2004

FINANCIAL RESERVES WERE PROVIDED BY
Operations
Net income for the year		2.781.340	2.831.339	3.245.240	3.234.887
Expenses/income not affecting working capital
Depreciation and amortization		—	—	838.606	766.665
Cost of permanent asset disposals		—	76.796	38.332	125.585
Equity in the (earnings) losses of subsidiaries	Note 11	(2.527.731)	(2.836.486)	131.195	343.116
Gain on change in shareholding	Note 27	(305.839)	—	(305.839)	—
Monetary and exchange variations on long-term liabilities		174.365	44.942	241.343	(138.490)
Monetary and exchange variations on long-term receivables		—	—	—	(526)
From operations		122.135	116.591	4.188.877	4.331.237
Third parties
Capital increase/changes in treasury shares	Note 23	(16.607)	(27.036)	533.393	466.145
Contributions to capital reserve		—	—	29.785	16.246
Increase (decrease) of long-term liabilities		1.271.333	388.245	1.721.439	1.055.900
Net working capital of consolidated subsidiaries		—	—	22.965	—
Foreign exchange offset on working capital of foreign subsidiaries		—	—	(282.861)	(54.312)
Working capital - purchase of assets		—	—	111.818	669.446
Dividends not included in income for the year	Note 11	995.076	748.271	3.964	—
Total funds provided		2.371.937	1.226.071	6.329.380	6.484.662

FINANCIAL RESERVES WERE USED FOR
Investments		4.772	840.734	64.295	35.395
Purchase of assets		—	—	—	924.457
Fixed assets		—	—	1.641.230	1.262.707
Deferred charges		—	—	27.905	18.654
Increase (reduction) of long-term receivables		78.058	12.602	23.162	(12.039)
Dividends/interest on own capital	Note 23	796.403	858.843	941.315	938.872
Total funds used		879.233	1.712.179	2.697.907	3.168.046

INCREASE (DECREASE) IN WORKING CAPITAL		1.492.704	(486.108)	3.631.473	3.316.616

Working capital
At the beginning of the year		(261.280)	224.828	4.308.597	991.981
At the end of the year		1.231.424	(261.280)	7.940.070	4.308.597
INCREASE (DECREASE) IN WORKING CAPITAL		1.492.704	(486.108)	3.631.473	3.316.616

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31
(In thousands of reais)

		Company		Consolidated
		2005	2004	2005	2004

Net income for the year		2.781.340	2.831.339	3.245.240	3.234.887
Equity in the (earnings) losses of subsidiaries	Note 11	(2.527.731)	(2.836.486)	131.195	343.116
Provision for credit risks		—	—	(12.792)	7.323
Gain on disposal of fixed assets		—	—	10.642	9.058
Gain (loss) on disposal/merger of investments		(305.839)	1.065	(305.844)	4.382
Monetary and exchange variations (1)		33.033	(9.556)	(82.009)	(99.284)
Depreciation and amortization		—	—	838.606	766.665
Income tax and social contribution on net income		(5.467)	(34.703)	50.965	463.938
Interest on loans		166.094	53.277	520.126	406.534
Contingencies/ judicial deposits		(66.351)	(110)	(66.845)	5.295
Changes in trade accounts receivable		—	—	466.687	(687.562)
Changes in inventories		—	—	144.981	(1.402.408)
Changes in suppliers		429	72	(133.785)	490.458
Changes in operating activity accounts		(95.119)	(42.524)	147.852	(56.428)

Net cash provided by (used in) operating activities		(19.611)	(37.626)	4.955.019	3.485.974

Purchase/disposal of fixed assets		—	—	(1.641.230)	(1.173.491)
Increase in deferred charges		—	—	(27.905)	(18.006)
Acquisition/disposal of investments		(4.772)	(802.735)	(97.679)	(37.686)
Purchase of assets		—	—	—	(924.457)
Receipt of dividends/interest on own capital		951.782	833.126	—	—

Net cash provided by (used in) investing activities		947.010	30.391	(1.766.814)	(2.153.640)

Suppliers of fixed assets		—	—	(28.636)	144.574
Loans for working capital		1.362.782	—	1.239.550	(136.783)
Debentures		(38.697)	411.560	(91.117)	399.120
Receipt of loans for permanent assets		—	—	711.495	762.766
Payment of loans for permanent assets		—	—	(476.266)	(677.357)
Payment of loan interest		(31.628)	—	(420.528)	(372.676)
Loans with related parties		(53.553)	196.195	11.808	32.872
Capital increase/changes in treasury shares	Note 23	(16.607)	(27.036)	533.393	466.145
Payment of dividend/interest on own capital and profit sharing		(889.440)	(735.459)	(1.077.179)	(843.493)

Net cash provided by (used in) financing activities		332.857	(154.740)	402.520	(224.832)

Increase (decrease) in cash and cash equivalents		1.260.256	(161.975)	3.590.725	1.107.502

Cash and cash equivalents
At the beginning of the year	Note 5	15.709	177.684	2.041.967	1.017.006
Changes in cash and cash equivalents balance		—	—	(210.426)	(82.541)
Opening balance of companies consolidated in the year		—	—	42.428	—
At the end of the year	Note 5	1.275.965	15.709	5.464.694	2.041.967

(1) Includes gain and/or loss on swaps

GERDAU S.A.

NOTES TO THE FINANCIAL STATEMENTS AT
DECEMBER 31, 2005 AND 2004
(All amounts in thousands of reais unless otherwise indicated)

NOTE 1 — OPERATIONS

Gerdau S.A., with Head Office in the city of Rio de Janeiro, Brazil, is a holding company in the Gerdau Group, which is principally dedicated to the production of common and special steel rods and sale of general steel products (plates and rods), in plants located in Brazil, Uruguay, Chile, Canada, Colombia, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 16.5 million tons of crude steel per year, producing steel in electrical furnaces, from scrap and pig iron purchased, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, including manufacturers of consumer goods such as vehicles and household and commercial equipment that basically use profiled steel in various available specifications. The next most important market is the civil construction sector, which demands a high volume of bars and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

NOTE 2 — PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared and are presented in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law, together with the rules established by the Brazilian Securities Commission (CVM).

NOTE 3 — SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents — financial investments are recorded at cost plus income accrued up to the balance sheet date, applying the interest rates agreed with the financial institutions, and do not exceed market value;

b)         Trade accounts receivable — are stated at realizable values, and accounts receivable from foreign customers are adjusted based on the exchange rates effective at the balance sheet date. The provision for credit risks is calculated based on a credit risk analysis, which includes the history of losses, the individual situation of each customer and the economic group to which they belong, the collateral and guarantees and the legal advisors’ opinion, and is considered sufficient to cover any losses on realization;

c)         Inventories — are stated at the lower of market value and average production or purchase cost;

d)         Investments — are recorded on the equity method of accounting and the equity in the earnings or loss is recorded in an income statement account. Capital gains or losses resulting from changes in the percentage ownership in subsidiaries are recorded as non-operating income or loss.

e)              Fixed assets — are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis at the rates stated in Note 12, which take into consideration the estimated useful lives of the assets. Interest on loans obtained to finance construction in progress is added to the cost of the constructions;

f)                Deferred charges — amortization is calculated on the straight-line basis at rates determined based on the production of the implemented projects in relation to their installed capacities;

g)             Loans — are stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts, which are linked to the loan agreements, are classified together with the related loans;

h)             Income tax and social contribution on net income — current and deferred income tax and social contribution on net income are calculated in conformity with current legislation;

i)                Post-employment benefits — the actuarial liabilities relating to the pension benefits and retirement plans and actuarial liabilities relating to the healthcare plan are provided according to procedures established by the CVM Deliberation 317/00, on the basis of an actuarial calculation made every year by an independent actuary, using the projected unit credit method, net of the assets that guarantee the plan, when applicable, and the costs associated to the increase of the present value of the liabilities resulting from the service rendered by the employee, is recognized over the employees’ working lives.

The projected unit credit method considers each period of service as the generating factor of an additional unit of benefit, which are accumulated to calculate the total liabilities. Other actuarial assumptions are also used, such as estimates of the increase of healthcare costs, biological and economic hypotheses and, also, the historical experience of costs incurred and the employee contributions.

j)                Other current and long-term assets and liabilities — are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation adjustments (liabilities), when applicable;

k)            Related parties — loan agreements between Brazilian companies are restated by the weighted average interest rate for market funding. The agreements with foreign companies are restated by charges (LIBOR plus 3% p.a.) plus foreign exchange variation. Sales and purchases of inputs and products are made under terms and conditions similar to those of unrelated third parties;

l)                Determination of the results of operations — the results of operations are determined on the accrual basis of accounting;

m)          Use of estimates — the preparation of financial statements requires estimates to record certain assets, liabilities and other transactions. The financial statements therefore include various estimates related to the useful lives of fixed assets, provisions for contingent liabilities, for income taxes and other similar matters. Actual results may differ from those estimated;

n)             Environmental investments — expenses related to compliance with environmental regulations are considered as cost of production or capitalized when incurred;

o)              Translation of foreign currency balances — asset and liability balances of transactions in foreign currency are translated to local currency (R$) at the foreign exchange rate effective at the balance sheet date and at the quarterly average rate for income statement accounts;

p)              Additional information to the financial statements — the statement of cash flows is being presented, prepared in accordance with the Accounting Rule and Procedure — NPC 20 issued by the Institute of Independent Auditors of Brazil (IBRACON), in order to provide additional information.

NOTE 4 — CONSOLIDATED FINANCIAL STATEMENTS

a)         The consolidated financial statements at December 31, 2005 and 2004 were prepared in accordance with accounting practices adopted in Brazil, based on the provisions of Corporate Law and the regulations issued by the Brazilian Securities Commission (CVM). They include the financial statements of Gerdau S.A. and its directly or indirectly controlled subsidiaries listed below:

			Percentage ownership
Consolidated company	Percentage consolidated	Shareholders’ equit	Total capital	Voting capital
Gerdau Ameristeel Corporation and subsidiaries (*)	100	3,747,086	66.78	66.78
Gerdau Internacional Empreendimentos Ltda.-Gerdau Group	100	3,229,356	100.00	100.00
Gerdau GTL Spain S.L.	100	3,227,984	100.00	100.00
Gerdau Açominas S.A.	100	3,094,596	89.35	89.36
Gerdau Aços Longos	100	2,494,218	89.35	89.36
Gerdau Steel Inc.	100	2,245,575	100.00	100.00
Gerdau América do Sul Participações S.A.	100	736,422	89.35	89.36
Axol S.A.	100	591,809	100.00	100.00
Gerdau Chile Inversiones Ltda.	100	585,644	99.99	99.99
Indústria Del Acero S.A. - Indac	100	585,501	99.98	99.98
Gerdau Comercial de Aços S.A.	100	530,031	89.35	89.36
Gerdau Aza S.A.	100	487,953	100.00	100.00
Gerdau Aços Especiais S.A.	100	447,912	89.35	89.36
Diaco S.A. and subsidiaries (**)	100	276,382	57.11	57.11
Seiva S.A. - Florestas e Indústrias	100	237,380	97.06	99.73
Itaguaí Com. Imp. e Exp. Ltda.	100	224,654	100.00	100.00
Aramac	100	142,328	100.00	100.00
GTL Equity Investments Corp.	100	142,267	100.00	100.00
Sipar Aceros S.A.	100	95,356	89.50	88.87
Sipar Gerdau Inversiones S.A.	100	84,754	83.77	83.77
Margusa - Maranhão Gusa S.A.	100	83,978	100.00	100.00
Gerdau Laisa S.A.	100	71,815	99.90	99.90
Açominas Com. Imp. Exp. S.A. - Açotrading	100	22,565	100.00	100.00
Salomon Sack S.A.	100	22,043	99.00	99.00
Gerdau Açominas Overseas Ltd.	100	16,016	100.00	100.00
Siderúrgica Del Pacífico S.A.	100	13,524	100.00	100.00
Distribuidora Matco S.A.	100	12,281	99.00	99.00
Armacero Industrial y Comercial S.A.	50	10,566	50.00	50.00
Aceros Cox Comercial S.A.	100	10,293	99.00	99.00
Siderco S.A.	100	7,223	100.00	100.00
Florestal Itacambira S.A.	100	6,624	100.00	100.00
GTL Financial Corp.	100	4,349	100.00	100.00
Gerdau Hungria Holdings Limited Liability Company	100	367	100.00	100.00
GTL Trade Finance Inc.	100	23	100.00	100.00
Dona Francisca Energética S.A.	52	(4,753)	51.82	51.82

(*) Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., AmeriSteel Bright Bar Inc., Gerdau AmeriSteel US Inc., Gerdau Ameristeel Perth Amboy Inc., Gallatin Steel Company (50%) and  Gerdau Ameristeel Sayreville Inc..

(**) Ferrer Ind. Corporation, Laminados Andinos S.A., Laminadora Diaco S.A. and Ferrofigurados Lasa S.A. (55%).

b) The more significant accounting practices used in preparing the consolidated financial statements are as follows:

I)                    Gerdau S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of foreign subsidiaries were translated using the exchange rate in effect at the balance sheet date and were adjusted to conform with accounting practices adopted in Brazil. The income statement accounts were translated by the average exchange rate every quarter;

II)                Asset, liability and income statement balances arising from transactions between consolidated companies have been eliminated; and

III)            Holdings of minority shareholders in subsidiaries are shown separately.

c) The following transactions occurred during the year ended December 31, 2005:

I)                  As part of the Corporate Reorganization of the Gerdau companies, the Extraordinary General Meeting of the subsidiary Gerdau Açominas S.A. held on May 9, 2005 approved the merger of Gerdau Participações S.A. The shareholders’ equity, adjusted in accordance with CVM Instruction No. 349/01, corresponding to the assets and liabilities transferred to Gerdau Açominas S.A., was R$ 1,224,646 comprised as follows:

Asset
CURRENT ASSETS	550,136

PERMANENT ASSETS
Investments
Gerdau Internacional Empreendimentos Ltda.- 22.8%	673,401
Other investments	1,195
Total permanent assets	674,596

Total assets	1,224,732

Liabilities
LONG-TERM LIABILITIES	8
Total liabilities	8

TOTAL ADJUSTED NET ASSETS (*)	1,224,646

(*) The merged net assets are adjusted to exclude the investment held by Gerdau Participações S.A. in Gerdau Açominas S.A.

II)                Up to July 28, 2005, Gerdau Açominas S.A. was the company that carried out the steel operations in Brazil, in addition to holding 22.8% of the capital of Gerdau Internacional Empreendimentos Ltda. On July 29, 2005, certain assets and liabilities of Gerdau Açominas S.A. were spun off into four new companies: Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau América do Sul Participações S.A. As a result, these assets and liabilities were grouped in separate companies in accordance with the lines of business of each company, as follows:

Company	Business
Gerdau Açominas S.A.	Production of steel at the Ouro Branco plant
Gerdau Aços Longos S.A.	Production of long steel at the other plants in Brazil
Gerdau Aços Especiais S.A.	Production of special steel in Brazil
Gerdau Comercial de Aços S.A.	Distribution of steel products in Brazil
Gerdau América do Sul Participações S.A.	Investment in 22.8% of the capital of Gerdau Internacional Empreendimentos Ltda.

The assets and liabilities of Gerdau Açominas S.A that were spun off into other companies are still recorded at their original purchase/formation cost, and no gain or loss arose as a result of this transaction.

III)            On September 15, 2005, the Gerdau Group signed an agreement for the acquisition of 35.98% of the shares issued by Sipar Aceros S.A., a steel rod rolling mill located in Province of Santa Fé, Argentina. This investment, when added to the 38.46% already owned by Gerdau, represents 74.44% of the share capital of Sipar Aceros. The disbursement for this additional investment will be R$ 94,800 (equivalent to US$ 40.5 million) payable over the next three years. Goodwill of R$ 59,367 arose on this acquisition, based on expected future profitability, to be amortized in 10 years. Also, as a result of this acquisition, Sipar Aceros S.A. is being fully included in the consolidated financial statements as from September 30, 2005.

Shareholders of Sipar Aceros S.A., holders of approximately 14.4% of its capital, have the right of sale of this investment to the Gerdau Group (sale option) for a period of up to two years, as from September 2005, and for a fixed price subject to restatement.

IV)            On September 30, 2005, in continuity of the agreement with the Mayaguez Group and with The Latinamerican Enterprise Steel Holding, the Gerdau Group completed the acquisition of a 57.11% holding in Diaco S.A., the largest manufacturer of steel and rods in Colombia, for R$ 124,367, paid through an advance made in 2004. A negative goodwill of R$ 27,469 was recorded on the transaction, as a result of the overvaluation of Diaco S.A.’s fixed assets, to be amortized proportionally to the depreciation of the assets that originated the negative goodwill, over an estimated period of 10 years.

In accordance with the agreement, the Gerdau Group must purchase in up to 8 years, 40.27% of the capital of Diaco S.A. still in possession of the Mayaguez Group, for US$ 51,795 thousand (equivalent to R$ 121,236 at December 31, 2005), restated as defined in the agreement. Also, in view of this purchase, an advance was made to the vendors of US$ 14,825 thousand (equivalent to R$ 34,703 at December 31, 2005) recorded in long-term receivables as a deposit for future investment in subsidiary.

V)                On November 15, 2005, the Gerdau Group signed, together with two Spanish companies, a contract for the purchase of all the shares of Corporación Sidenor, S.A. (Sidenor), located in Spain.

The ownership of the capital of Corporación Sidenor, S.A. will be as follows: 40% will belong to Gerdau Hungria Holdings Limited Liability Company, 40% to Carpe Diem Salud, SL, (Carpe Diem), a company of the Santander Group, and 20% to Bogey Holding Company Spain, S.L., a holding company of the Sidenor executives.

The contracted value for the purchase of all the shares is € 443,820 thousand (equivalent to R$ 1,228,960 at December 31, 2005) plus a variable portion to be calculated in the future, estimated at € 19,500 thousand (equivalent to R$ 53,996 at December 31, 2005), to be paid by Gerdau Hungria Holdings Limited Liability Company. Each shareholder will pay the amount corresponding to its investment from its own funds.

Carpe Diem has the right to sell its investment in Sidenor to the Gerdau Group after a 5-year period (sale option), for a fixed price subject to restatement. When and if Carpe Diem exercises this option, Gerdau shall have the right, if it sees fit, to indicate a third party to purchase this investment.

Corporación Sidenor, S.A is a holding company that controls Sidenor Industrial, S.L., the largest manufacturer of special steel rods and forged and cast parts in Spain, as well as one of the major manufacturers in Spain of die forged products. Sidenor Industrial has three steel production units, located in Basauri, Vitoria and Reinosa. In 2004, the company sold 688 thousand tons of finished products. Sidenor Industrial also has the subsidiary Forjanor, S.L. for the production of forged steel for die forging, with plants in Madrid and Elgeta. In 2004,  Forjanor sold 25 thousand tons of products. Corporación Sidenor, S.A., in Brazil, by means of its subsidiary Sidenor International, S.L., has a 58,44% interest in the capital of Aços Villares S.A., producer of special steel rods and rolling cylinders, with units in Mogi das Cruzes, Pindamonhangaba and Sorocaba, all of them in the state of São Paulo, having sold 646 thousand tons of finished products in 2004.

This transaction was completed in January 2006 when the shares were transferred to the buyers. The financial statements of Corporaciõn Sidenor S.A. and its subsidiaries will be included in the consolidated financial statements of the Gerdau Group (proportional consolidation) as from that date.

VI)            On December 19, 2005, the Gerdau Group completed the purchase of 97,01% of the capital of Siderúrgica del Pacífico S.A. — Sidelpa, the only special steel producer in Colombia. This transaction resulted in a negative goodwill of R$ 30,605 as a result of the overvaluation of Sidelpa’s fixed assets, to be amortized proportionally to the depreciation of the assets that originated the negative goodwill, over an estimated period of 10 years.

d)        The consolidated financial statements also include the financial statements of the jointly-owned subsidiary Dona Francisca Energética S.A. consolidated proportionally to the direct interest, and of the jointly-owned subsidiaries Armacero Industrial y Comercial Ltda. and Gallatin Steel Company, proportionally to the indirect interest of the parent company in the capital of the subsidiaries. As a result of the increased investment in Sipar Aceros S.A. as stated in c) III) above, the results of operations of this company, up to September 30, 2005, were consolidated proportionally to the interest previously held.

The principal financial statement balances of these companies, on which the corresponding consolidation percentage is applied, are as follows:

	Dona Francisca Energética S.A.		Gallatin Steel Company		Sipar Aceros S.A. Consolidated (*)		Armacero Ind. Com. Ltda (**)
	2005	2004	2005	2004	2005	2004	2005
Assets
Current assets	135,777	116,627	412,954	586,106	—	144,251	29,952
Long-term receivables	122,618	128,427	454	—	—	—	1,437
Permanent assets	172,664	180,984	513,296	612,762	—	18,929	37,816
Total assets	431,059	426,038	926,704	1,198,868	—	163,180	69,205

Liabilities
Current liabilities	40,817	29,381	140,664	131,580	—	80,787	27,348
Long-term liabilities	394,995	413,006	47,512	54,190	—	4,356	20,725
Shareholders’ equity	(4,753)	(16,349)	738,528	1,013,098	—	78,037	21,132
Total liabilities and equity	431,059	426,038	926,704	1,198,868	—	163,180	69,205

Income statement
Net sales revenues	46,326	42,780	1,948,736	2,372,850	284,120	350,605	87,437
Cost of sales	(19,647)	(19,424)	(1,456,182)	(1,626,650)	(220,105)	(285,566)	(80,761)
Gross profit	26,679	23,356	492,554	746,200	64,015	65,039	6,676
General, administrative and selling expenses	(1,739)	(2,110)	(25,832)	(51,234)	(25,040)	(24,863)	(5,365)
Other financial income (expenses)	(7,506)	(17,882)	(86,095)	(14,030)	(4,801)	(8,101)	(17)
Other operating income (expenses), net	—	—	—	—	(71)	(76)	695
Operating profit (loss)	17,434	3,364	380,627	680,936	34,103	31,999	1,989
Non-operating income, net	4	380	—	10,225	236	759	—
Provision for income tax and social contribution on net income	(5,841)	(1,249)	(237)	(797)	(11,290)	(10,188)	(366)
Net income for the year	11,597	2,495	380,390	690,364	23,049	22,570	1,623

(*) includes the subsidiary Siderco S.A.

(**) company included in the consolidation in 2005.

GERDAU S.A.

NOTES TO THE FINANCIAL STATEMENT AT
DECEMBER 31, 2005 AND 2004
(All amounts inthousands of reais unless otherwise indicated)

e) The Company and its direct and indirect subsidiaries have goodwill and negative goodwill, which are amortized as the assets that generated them are realized or based on the realization of the projected future profits, limited to ten years, as follows:

	Amortization
	period	Company	Consolidated
Goodwill included in the investment accounts
Balance at December 31, 2004 (based on projected future profitability)		19,512	52,854
(+) Foreign exchange adjustment		—	2,774
(+) Sipar Aceros S.A. (Note 4c - III)		—	59,367
(-) Amortization during the year	10 years	(2,438)	(23,341)
Balance at December 31, 2005 (based on projected future profitability)		17,074	91,654
Analysis of the goodwill by subsidiary
Margusa - Maranhão Gusa S.A.		—	8,242
Dona Francisca Energética S.A.		17,074	17,074
Distribuidora Matco S.A.		—	5,368
Sipar Aceros S,A (Note 4c - III)		—	60,970
		17,074	91,654
Goodwill included in the fixed asset accounts
Balance at December 31, 2004 (based on undervaluation of assets)		—	144,959
(-) Foreign exchange adjustment		—	(17,131)
(-)Amortization during the year	10 years	—	(20,315)
Balance at December 31, 2005 (based on undervaluation of assets)		—	107,513
The goodwill resulted from the assets of the subsidiary Gerdau Ameristeel US Inc.
Negative goodwill included in the fixed asset accounts
Balance at December 31, 2004 (based on undervaluation of assets)		—	(243,277)
(-) Foreign exchange adjustment	10 years	—	26,897
(+) Diaco S.A. (Note 4 c - IV)		—	(27,469)
(+) Siderúrgica del Pacífico S.A. (Note 4c - VI)		—	(30,605)
Balance at December 31, 2005		—	(274,454)

The negative goodwill at December 31, 2004 mainly resulted from the assets of the subsidiary Gerdau Açominas S.A.

The goodwills based on future profitability were supported by projections of profits of each subsidiary, calculated on the discounted cash flow method and at an average interest rate equivalent to the TJLP (Long-term Interest Rate), for a period of 10 years.

The equity accounting loss in the consolidated statement of income refers, basically, to the effects of foreign exchange rate variations on the foreign investments, to goodwill amortization and the tax incentive reserves arising from the reduction of income tax on the exploitation profit of the subsidiaries Gerdau Açominas S.A. and Margusa — Maranhão Gusa S.A., both located in the Northeastern region of Brazil, as well as to benefits arising from state tax financing.

NOTE 5 — CASH AND CASH EQUIVALENTS

	Company		Consolidated
	2005	2004	2005	2004
Cash	243	1,347	271,399	333,720
Financial investment fund	1,273,360	12,373	3,410,869	571,745
Fixed income securities	2,362	1,989	1,725,255	1,098,814
Equities	—	—	57,171	37,688
	1,275,965	15,709	5,464,694	2,041,967

The financial investments are, basically, in federal public securities and bank certificates of deposit (CDB) at market prices and rates, and are adjusted according to the income accrued proportionally up to the financial statement date, not exceeding their respective market values.

Of the existing balance, R$ 2,238,294 — Consolidated (R$ 1,004,550 — Consolidated in 2004), refer to investments in foreign currency, principally in U.S. dollars.

NOTE 6 — TRADE ACCOUNTS RECEIVABLE

	Consolidated
	2005	2004
Customers in Brazil	757,293	812,420
Brazilian export receivables	160,158	543,954
Receivables from customers of foreign subsidiaries	1,223,317	1,232,095
Provision for credit risks
	2,059,806	2,496,808

NOTE 7 - INVENTORIES

	Consolidated
	2005	2004
Finished products	1,656,123	1,728,652
Products in progress	585,014	679,167
Raw materials	977,800	1,112,467
Storeroom materials	723,301	649,892
Advances to suppliers	76,391	66,464
	4,018,629	4,236,642

The inventories are insured against fire and overflow. Cover is determined based on the amounts and the risks involved.

NOTE 8 — TAX CREDITS

	Company		Consolidated
	2005	2004	2005	2004
Current
ICMS — Value-added tax on sales and services	—	—	64,284	99,803
COFINS — Social Contribution on Revenues	—	—	44,921	56,302
PIS — Social Integration Program	15,686	24,621	20,307	36,730
IPI — Excise tax	—	—	1,367	3,310
Income tax and social contribution on net income	23,689	7,386	61,275	35,023
IVA — Value-added tax	—	—	302	1,861
Others	74	31	7,308	7,433
	39,449	32,038	199,764	240,462
Long-term
PIS and COFINS	81,783	—	137,349	—
ICMS credits on purchases of fixed assets	—	—	103,375	69,992
Others	—	—	2,068	—
	81,783	—	242,792	69,992
Total tax credits	121,232	32,038	442,556	310,454

NOTE 9 — INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

a) Analysis of the income tax (IR) and social contribution on net income (CS) expense:

	Company
	2005			2004
	IR	CS	Total	IR	CS	Total
Profit before income share and social contribution, after statutory profit sharing	2,791,385	2,791,385	2,791,385	2,811,272	2,811,272	2,811,272
Standard rates of tax	25%	9%	34%	25%	9%	34%
Income tax and social security expense at standard rates	(697,846)	(251,225)	(949,071)	(702,818)	(253,014)	(955,832)
Tax effects on:
- equity in earnings of subsidiaries	631,933	227,496	859,429	709,122	255,284	964,406
- interest on own capital	(18,482)	(6,653)	(25,135)	15,669	5,641	21,310
- gain on change in investment ownership	76,460	27,526	103,986	—	—	—
- permanent differences (net)	472	274	746	(7,340)	(2,477)	(9,817)
Income tax and social contribution expense	(7,463)	(2,582)	(10,045)	14,633	5,434	20,067
Current	—	(1,627)	(1,627)	4	—	4
Deferred	(7,463)	(955)	(8,418)	14,629	5,434	20,063

	Consolidated
	2005			2004
	IR	CS	Total	IR	CS	Total
Profit before income share and social contribution, after statutory profit sharing	4,306,911	4,306,911	4,306,911	4,388,374	4,388,374	4,388,374
Standard rates of tax	25%	9%	34%	25%	9%	34%
Income tax and social security expense at standard rates	(1,076,728)	(387,622)	(1,464,350)	(1,097,094)	(394,954)	(1,492,048)
Tax effects on:
- tax rate differences for foreign subsidiaries	(41,091)	127,983	86,892	(96,019)	91,649	(4,370)
- equity in lease of subsidiaries	(32,799)	(11,808)	(44,607)	(85,779)	(30,880)	(116,659)
- interest on own capital	2,203	794	2,997	90,100	32,436	122,536
- recovery of deferred tax assets	44,536	14,336	58,872	270,770	48,109	318,879
- gain on change in investment ownership	76,460	27,526	103,986	—	—	—
- amortization of deferred charges - CVM 349	137,273	49,418	186,691	—	—	—
- permanent differences (net)	7,248	600	7,848	(10,823)	28,998	18,175
Income tax and social contribution expense	(882,898)	(178,773)	(1,061,671)	(928,845)	(224,642)	(1,153,487)
Current	(769,429)	(145,614)	(915,043)	(785,225)	(165,976)	(951,201)
Deferred	(113,469)	(33,159)	(146,628)	(143,620)	(58,666)	(202,286)

b) Analysis of the deferred income tax and social contribution on net income assets and liabilities, at the standard rates of tax:

	Assets
	Company						Consolidated
	2005			2004			2005			2004
	IR	CS	Total	IR	CS	Total	IR	CS	Total	IR	CS	Total
Income tax losses	8,797	—	8,797	8,655	—	8,655	163,659	—	163,659	420,986	—	420,986
Social contribution losses	—	3,059	3,059	—	3,758	3,758	—	9,092	9,092	—	60,651	60,651
Provision for contingencies	11,594	4,175	15,769	12,918	4,651	17,569	58,119	20,810	78,929	48,673	17,403	66,076
Benefits to employees	—	—	—	—	—	—	91,095	—	91,095	101,474	—	101,474
Commissions/others	—	—	—	—	—	—	129,790	3,996	133,786	156,148	2,272	158,420
Amortized goodwill	1,829	659	2,488	1,220	439	1,659	9,345	3,365	12,710	2,314	833	3,147
Provision for losses	2,774	991	3,765	9,664	991	10,655	76,830	27,653	104,483	87,595	29,046	116,641
	24,994	8,884	33,878	32,457	9,839	42,296	528,838	64,916	593,754	817,190	110,205	927,395
Current	—	—	—	—	—	—	135,231	16,447	151,678	270,959	58,505	329,464
Long-term	24,994	8,884	33,878	32,457	9,839	42,296	393,607	48,469	442,076	546,231	51,700	597,931

	Liabilities
	Company						Consolidated
	2005			2004			2005			2004
	IR	CS	Total	IR	CS	Total	IR	CS	Total	IR	CS	Total
Accelerated depreciation	—	—	—	—	—	—	463,905	762	464,667	576,176	823	576,999
Amortized negative goodwill	40,198	14,471	54,669	40,198	14,471	54,669	50,341	14,628	64,969	50,341	14,628	64,969
Deferred unrealized foreign exchange gains	—	—	—	—	—	—	60,787	21,884	82,671	115,934	33,971	149,905
	40,198	14,471	54,669	40,198	14,471	54,669	575,033	37,274	612,307	742,451	49,422	791,873
Current	-	-	-	-	-	-	66,349	20,530	86,879	146,195	33,971	180,166
Long-term	40,198	14,471	54,669	40,198	14,471	54,669	508,684	16,744	525,428	596,256	15,451	611,707

The tax benefits recognized on income tax and social contribution losses, as well as on the provision for losses, both in the Company and Consolidated, are supported by projections of future taxable income adjusted to present values, based on technical feasibility studies prepared annually for Board of Director approval. These studies, which consider the history of the Company’s and its subsidiaries’ profitability and the maintenance of the current profitability in the future, permitted the recognition of credits over a period not exceeding ten years. The other credits based on temporary differences, mainly on provisions for tax contingencies, were maintained according to their estimate of realization.

c) Estimated recovery of the deferred income tax and social contribution assets and liabilities:

	Assets
	Company		Consolidated
	2005	2004	2005	2004
2005	—	—	—	329,464
2006	—	—	151,678	65,829
2007	3,154	1,839	67,974	65,120
2008	3,154	2,298	59,913	71,933
2009	3,154	18,948	69,683	121,649
2010 to 2012	3,154	14,794	131,004	173,548
2013 to 2014	21,262	4,417	113,502	99,852
	33,878	42,296	593,754	927,395

	Liabilities
	Company		Consolidated
	2005	2004	2005	2004
2005	—	—	—	180,166
2006	—	—	86,879	9,690
2007	—	—	18,042	19,108
2008	—	—	19,350	28,718
2009	—	—	30,151	44,880
2010 to 2012	—	—	157,060	214,424
2013 to 2014	—	—	113,169	127,767
from 2015 on	54,669	54,669	187,656	167,120
	54,669	54,669	612,307	791,873

NOTE 10 — JUDICIAL DEPOSITS AND OTHER

	Company		Consolidated
	2005	2004	2005	2004
Deposits in court	29.151	15.550	42.674	28.052
Debtors under contract	—	—	34.888	47.496
Income tax incentives	9.945	9.945	10.122	10.122
Assets not for use	—	—	25.456	45.779
Prepaid expenses	—	—	34.051	36.143
Eletrobrás Loans	—	8.908	1.305	10.212
Others	—	—	14.429	4.986
	39.096	34.403	162.925	182.790

NOTE 11 — INVESTMENTS

	Company
													2005	2004
									Subsidiaries		Other		Total	Total
			Gerdau						Dona Francisca Energética S.A.
	Gerdau		Internacional	Itaguai Com,			Gerdau	Gerdau
	Participações	Gerdau	Empreend,	Imp, e Export,	Gerdau Aços	Gerdau Aços	Comercial de	América
	S.A.	Açominas S.A.	Ltda.(1)	Ltda.	Longos S.A.	Especiais S.A.	Aços S.A.	do Sul S.A.			Other
	Invest–			Invest–					Provision		Invest–
	ment	Investment	Investment	ment	Investment	Investment	Investment	Investment	for loss	Premium	ment
Opening balance	4,887,726	—	2,007,665	193,964	—	—	—	—	(8,472)	19,512	26	43	7,100,464	4,248,312
Merger (Note 4 c – I)	(5,302,180)	5,302,180	—	—	—	—	—	—	—	—	—	—	—	(38,801)
Equity in the earnings (losses) (2)	547,454	890,447	336,086	46,665	403,222	96,685	42,969	99,392	67,252	(2,438)	(3)	—	2,527,731	2,836,486
Dividends	(133,000)	(615,174)	(15,992)	(15,975)	(147,546)	(35,293)	(32,096)		—	—	—	—	(995,076)	(748,271)
Capital gain (Note 27)	—	305,839	—	—	—	—	—	—	—	—	—	—	305,839	—
Spin-off (Note 4 c – II)	—	(3,333,027)	—	—	1,972,865	338,831	462,704	558,627	—	—	—	—	—	—
Acquisition	—	—	—	—	—	—	—	—	—	—	—	4,772	4,772	555,164
Sale	—	—	—	—	—	—	—	—	—	—	—	—	—	(33,308)
Goodwill on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	280,882
Closing balance	—	2,550,265	2,327,759	224,654	2,228,541	400,223	473,577	658,019	58,780	17,074	23	4,815	8,943,730	7,100,464
Capital	—	1,654,160	2,663,342	145,110	2,207,860	379,205	517,846	625,184	66,600
Adjusted shareholders’ equity	—	2,854,117	3,229,356	224,654	2,494,218	447,912	530,031	736,422	113,431
Adjusted net
income for the year	—	1,313,193	466,259	46,665	323,293	83,892	41,950	111,238	129,780
Holding in total capital (%)	—	89,35%	72,08%	100,00%	89,35%	89,35%	89,36%	89,36%	51,82%
Holding in voting capital (%)	—	89,36%	72,08%	100,00%	89,36%	89,36%	89,36%	89,36%	51,82%
Common shares / quotas held	—	160,711,825	1,919,769,142	145,109,651	160,711,825	160,711,825	160,711,825	160,711,825	345,109,212
Proposed dividends	—	688,863	22,186	15,975	165,480	39,569	35,974	—	—
Dividends receivable	—	91,606	—	—	59,463	17,678	19,286	—	—

1                     Company holder of the investments in foreign subsidiaries.

2                     Includes amortization of goodwill.

	Consolidated
	Margusa- Maranhão	Dona Francisca	Armacero Industrial y						MRS	Sipar Gerdau	Investment
	Gusa S.A.	Energética S.A.	Comercial Ltda.		Distribuidora Matco S.A.		Salomon Sack S.A.		Logistica S.A.	Inversiones S.A.	company	Other	Total
	Goodwill	Goodwill	Invest- ment	Goodwill	Invest- ment	Goodwill	Invest- ment	Goodwill	Invest- ment	Goodwill	Invest- ment	Invest- ment
Balance on December 31, 2004	24,728	19,512	9,871	457	12,400	6,066	17,873	2,091	4,772	—	10,036	4,211	112,017
Foreign exchange adjustment	—	—	—	(21)	—	(276)	—	(95)	—	3,166	—	—	2,774
Amortization of goodwill	(16,486)	(2,438)	—	(436)	—	(422)	—	(1,996)	—	(1,563)	—	—	(23,341)
Acquisition of investment	—	—	—	—	—	—	—	—	—	59,367	374	4,554	64,295
Dividends	—	—	—	—	—	—	—	—	—	—	(3,964)	—	(3,964)
Equity in earnings	—	—	—	—	—	—	—	—	—	—	1,031	—	1,031
Investment consolidated in the year	—	—	(9,871)	—	(12,400)	—	(17,873)	—	—	—	—	—	(40,144)
Balance on December 31, 2005	8,242	17,074	—	—	—	5,368	—	—	4,772	60,970	7,477	8,765	112,668

GERDAU S.A.

NOTES TO THE FINANCIAL STATEMENTS AT
DECEMBER 31, 2005 AND 2004
(All amounts in thousands of reais unless otherwise indicated)

NOTE 12 — FIXED ASSETS

	Consolidated
		2005			2004
			Accumulated
	Annual depreciation/		depreciation
	depletion rate %	Cost	and depletion	Net	Net
Land, buildings and structures	0 to 10	3,461,928	(1,187,007)	2,274,921	2,230,851
Machinery, equipment and installations	5 to 10	8,599,989	(4,467,397)	4,132,592	4,326,483
Furniture and fixtures	5 to 10	135,014	(76,796)	58,218	40,780
Vehicles	20 to 33	69,152	(35,095)	34,057	10,566
Electronic data equipment/rights/licenses	20 to 33	332,139	(221,927)	110,212	96,724
Construction in progress	—	1,889,512	—	1,889,512	1,065,583
Forestation/reforestation	Felling plan	250,528	(56,539)	193,989	156,376
		14,738,262	(6,044,761)	8,693,501	7,927,363

a) Insured amounts — the assets are insured against fire, electrical damage and explosion. The cover is based on the amounts and risks involved. The plants of the North and South American subsidiaries and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits. The total cover amounts to R$ 18,548,459 at December 31, 2005.

b) Capitalization of interest and financial charges — financial income was credited during 2005 totaling R$ 10,070 - Consolidated (R$ 2,021 — Consolidated in 2004) as a result of the appreciation of the Brazilian real against the U.S. dollar.

c) Guarantees offered — fixed assets were pledged as collateral for loans of R$ 837,996 — Consolidated (R$ 688,034 - Consolidated in 2004).

d) Summary of changes in fixed assets:

	Consolidated
	2005	2004
Balance at the beginning of the year	7,927,363	7,378,725
(+) Purchases/sales for the year	1,698,793	1,167,372
(-) Depreciation and depletion in cost of sales	(756,385)	(692,610)
(-) Depreciation and depletion in administrative expenses	(82,221)	(69,440)
(+) Companies consolidated in the year	252,280	—
(+) Purchase of North Star and others	—	267,948
(-) Foreign exchange rate effect on fixed assets of foreign subsidiaries	(346,329)	(124,632)
Balance at the end of the year	8,693,501	7,927,363

NOTE 13 — DEFERRED CHARGES

The deferred charges (Consolidated) comprise pre-operating expenses in the construction of a hydroelectric plant, reforestation projects and research, development and reorganization projects.

NOTE 14 — LOANS

	Annual	Company		Consolidated
	charges (*)	2005	2004	2005	2004
Current loans stated in reais
Working capital	CDI (**)	—	—	18,500	1,174
Investments		—	—	—	4,500
Current loans stated in foreign currency
Working capital (US$)	5.26%	—	—	592,887	1,174,096
Fixed asset and others (US$)	7.90%	—	—	34,676	1,387
Export advances (US$)	2.88%	—	—	3,082	43,890
Working capital (Clp$)	5.38%	—	—	50,133	31,905
Working capital (Cop$)	7.00%	—	—	11,810	—
Working capital (PA$)	8.27%	—	—	4,880	19,956
		—	—	715,968	1,276,908
Plus: current portion of long-term loans		2,770	—	611,280	691,489
Current loans		2,770	—	1,327,248	1,968,397
Long-term loans stated in reais
Working capital	TJLP + 3.50%	—	—	124,125	52,625
Fixed assets	TJLP + 3.50%	—	—	812,691	619,669
Investments	IGP - M + 8.50%	—	—	22,510	42,686
Long-term loans stated in foreign currency
Working capital (US$)	7.70%	—	—	226,104	167,795
Bearer Bonds (Perpetual Bonds and Senior Notes) (US$)	9.48%	1,407,190	—	2,337,845	1,056,486
Açominas Export Notes (US$)	7.34%	—	—	543,739	627,908
Export Advances (US$)	2.88%	—	—	761,896	778,258
Investments (US$)	4.04%	—	—	162,945	182,943
Fixed assets and others (US$)	4.30%	—	—	844,318	605,091
Fixed assets (Cdn$)	5.25%	—	—	5,606	3,485
Working capital (Clp$)	5.38%	—	—	19,495	16,254
Fixed assets (Clp$)		—	—	—	27,000
Working capital (Cop$)	11.22%	—	—	102,300	—
Working capital (PA$)	8.27%	—	—	126	1,663
		1,407,190	—	5,963,700	4,181,863
Minus: current portion		(2,770)	—	(611,280)	(691,489)
Long-term loans		1,404,420	—	5,352,420	3,490,374

Total loans		1,407,190	—	6,679,668	5,458,771

(*) Weighted average rate at December 31, 2005

(**) CDI — Interbank Deposit Certificate interest rate

The loans stated in reais are indexed by the TJLP (Long-term Interest Rate), established by the Brazilian Government and used for restatement of long-term loans granted by BNDES (National Bank for Economic and Social Development), determined quarterly, or by the IGP-M (General Price Index — Market): Brazilian inflation rate, calculated by the Getúlio Vargas Foundation).

Summary of loans by currency

	Company		Consolidated
	2005	2004	2005	2004
Brazilian real (R$)	—	—	977,826	720,653
U.S. dollar (US$)	1,407,190	—	5,507,492	4,637,855
Canadian dollar (Cdn$)	—	—	5,606	3,485
Colombian peso (Cop$)	—	—	114,110	—
Argentine peso (PA$)	—	—	5,006	21,619
Chilean peso (Clp$)	—	—	69,628	75,159
	1,407,190	—	6,679,668	5,458,771

Maturity of long-term loans:

	Company	Consolidated
2007	—	803,329
2008	—	823,083
2009	—	539,881
2010	—	379,590
2011	—	1,126,736
After 2011	1,404,420	1,679,801
	1,404,420	5,352,420

a) Events during the year

I)           Gerdau S.A. concluded the private issue of Guaranteed Perpetual Notes (Notes) on September 15, 2005 in the total amount of US$ 600 million with annual interest of 8.875%. These Notes are guaranteed by the Brazilian operating companies Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The Notes have no maturity but may become due in certain specific circumstances (as defined in the terms of the Notes), which are not under total control of the Company. The Company has the option of redeeming these Notes after 5 years of their issue, the first option for redemption therefore being in September 2010. Interest is payable quarterly and each quarterly payment date after September 2010 is also a redemption option date.

II)       The third issue of Euro commercial paper was concluded on December 12, 2005 in the amount of US$ 200 million, with final maturity on October 11, 2006 and interest of 5.0% p.a..

b) Guarantees

The loans contracted under the FINAME/BNDES program (financing for the purchase of machinery and equipment through the BNDES) are guaranteed by the financed assets, in the amount of R$ 469,708. The other loans are guaranteed by the controlling companies, on which the Company pays a fee of 1% p.a. on the amount guaranteed.

c) Covenants

In replacement of the tangible guarantees usually required, the loans are being contracted with certain financial covenants, as follows:

I)                  Consolidated interest coverage ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), as described in Note 28;

II)              Consolidated leverage ratio - measures the debt coverage capacity in relation to EBITDA, as described in Note 28;

III)          Required Minimum Net Worth - measures the minimum net worth required in financial agreements; and

IV)          Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated on a consolidated basis, except for item IV which refers to the parent company Metalúrgica Gerdau S.A., and have been complied with. The penalty for non-compliance is the prepayment of the contracts.

d) Credit lines

In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from BNDES — National Bank for Economic and Social Development of R$ 900,000 for the purchase of equipment and for expenses. These funds will be provided as the subsidiaries carry out their own investment plans and submit proof of expenditures to BNDES. At December 31, 2005, this line had not yet been used and the applicable interest rates will be the ones in force on the dates the funds are released. The contracts are guaranteed by Indac — Ind. Adm. e Comércio S.A.

The subsidiary Gerdau Açominas S.A. also has the following credit lines:

•                  US$ 240 million (R$ 561,768 at December 31, 2005) from ABN AMRO Bank N.V., The Bank of Tokyo-Mitsubishi and UFJ Bank Limited, whose guarantee was given by Nippon Export and Investment Insurance (NEXI), with a term of seven years, of which two are the grace period and the remaining five for payment. At December 31, 2005, US$ 32,7 million (R$ 76,541) of this credit line had been drawn down. The funds will be used for the modernization of the Ouro Branco plant and there is no relation to imports or export receivables.

•                  US$ 69 million (R$ 161,508 at December 31, 2005) from Export Development Canada, whose guarantee was given by KFW  IPEX - Bank and by Gerdau S.A., with a term of six years, of which two are the grace period and the remaining four for payment. At December 31, 2005, US$ 33.66 million (R$ 78,788) of this credit line had been drawn down. The interest rate is 7.02 % per year. The funds will be applied in the supply of blooms continuous casting and beam blank.

•                  US$ 50 million (R$ 117,035 at December 31, 2005) from BNP Paribas Brasil, whose guarantee was given by Gerdau S. A., with a term of five years, of which three are the grace period and the remaining two for payment. At December 31, 2005, US$ 50 million of this credit line had been drawn down. The interest rate is 5.93% p.a. The funds will be used to finance 15% of the supply plus the Credit Insurance of the blast furnace, coking mill and sintering facilities.

•                  US$ 201 million (R$ 470,480 at December 31, 2005) from BNP Paribas - France (50%) and the Industrial and Commercial Bank of China (50%) , whose guarantee was given by SINOSURE (China Export & Credit Insurance Corporation), credit agency for Chinese exports, and by Gerdau S. A., with a term of 12 years, for which three are the grace period and the remaining nine for payment. At December 31, 2005, there had been no use of funds from this credit line. The interest rate is 6.97% p.a. The funds will be used to finance 85% of the supply for the blast furnace, coking mill and sintering facilities.

The North American subsidiaries have a credit line in the amount of US$ 650 million, equivalent to R$ 1,521,455 at December 31, 2005, falling due in October 2010, which can be drawn in U.S. dollars (at the LIBOR rate plus interest of between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest of between 2.35% and 2.85% p.a., or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. This credit line had not been used up to December 31, 2005. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

The subsidiary Gerdau Aza S.A. has a line of credit for working capital of Clp$ 40.9 billion (R$ 186,388 at December 31, 2005), bearing interest of 3.60% p.a., and a credit line for fixed assets of Clp$ 146 million (R$ 674 at December 31, 2005) bearing interest of 6.12% p.a. This line was not being used at December 31, 2005.

NOTE 15 - DEBENTURES

	General	Number
Issue	Meeting	Issued	In portfolio	Maturity	Annual rate	2005	2004
3rd - A and B	05/27/1982	144,000	60,250	06/01/2011	CDI	160,315	156,387
7th	07/14/1982	68,400	36,192	07/01/2012	CDI	74,959	121,068
8th	11/11/1982	179,964	25,774	05/02/2013	CDI	234,455	145,878
9th	06/10/1983	125,640	57,528	09/01/2014	CDI	158,519	170,954
11th - A and B	06/29/1990	150,000	78,270	06/01/2020	CDI	158,258	98,189
Company						786,506	692,476
Gerdau Ameristeel Corp.	04/23/1997	125,000	—	04/30/2007	6.50%	228,816	232,618
Debentures held by consolidated subsidiaries						(43,560)	(7,022)
Consolidated						971,762	918,072
Current						2,719	2,986
Long-term						969,043	915,086

Debentures issued by Gerdau S.A.

The debentures are stated in reais, with variable interest at a percentage of the CDI (Interbank Deposit Certificate) rate. The nominal annual interest rate was 18.99% and 16.17% for the years ended December 31, 2005 and 2004, respectively.

Debentures issued by Gerdau Ameristeel Corp.

The debentures of Gerdau Ameristeel Corporation are convertible into ordinary shares of the subsidiary at a conversion price of Cdn$ 26.25 per share, up to their maturity.

The controlling shareholders hold, directly or indirectly, R$ 543,383 at December 31, 2005 (R$ 523,546 at December 31, 2004) of the outstanding debentures.

NOTE 16 — FINANCIAL INSTRUMENTS

a) General comments   -  Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of financial positions and exposure limit controls. All instruments are fully recorded in the books of account and mainly relate to the instruments listed below:

•                                        financial investments — are recorded at their redemption value as of the financial statement date and are explained and presented in Note 5;

•                                        investments - are explained and presented in Note 11;

•                                        related parties — are explained and presented in Note 21;

•                                        loans — are explained and presented in Note 14;

•                                        debentures — are explained and presented Note 15; and

•                                        financial derivatives — in order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Açominas S.A. and Dona Francisca Energética S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the CDI interest rate and the General Market Price Index (IGP-M), plus additional interest. The subsidiaries Gerdau Açominas S.A and Gerdau Ameristeel Corporation also entered into swap contracts linked to LIBOR.

The swap contracts are listed below:

	Consolidated
Contract date	Purpose	Amount - US$ thousand	Annual rate	Maturity
07.16.2001 to 07.18.2001	Prepayment	7,902	85.55% to 92.80% of the CDI	01.13.2006 to 03.01.2006
04.17.2003	Fixed assets	5,263	IGP-M+12.95% p.a. ,	15.15.2006 to 11.16.2010
04.17.2003	Fixed assets	11,253	97.00% to 100.90% of the CDI	15.05.2006 to 11.16.2013
10/30 to 11/03/2003	Bank notes	200,000	LIBOR + 6.09% to 6.13% interest	07/15/2011
01/31/2005	Fixed assets	240,000	5.64%	11/30/2011
11/22/2005	Fixed assets	40,000	5.97%	12/15/2008
11/22/2005	Fixed assets	43,125	7.05%	8/18/2008

b) Market value   the market values of the financial instruments are as follows:

	Company
	2005		2004
	Boo valu	Marke valu	Boo valu	Marke valu
Financial investments	1,275,722	1,275,722	14,362	14,362
Debentures	786,506	786,506	692,476	692,476
Investments	8,943,730	8,943,730	7,100,464	7,100,464
Related parties (liabilities)	101,371	101,371	164 ,549	164,549
Stock options (liabilities) - Note 25	—	11,651	—	8,096
Treasury shares - Note 23	60,254	119,696	44,139	74,727
Perpetual bonuses	1,407,190	1,439,531	—	—

	Consolidated
	2005		2004
	Boo valu	Marke valu	Boo valu	Marke valu
Financial investments	5,193,295	5,193,295	1,708,247	1,708,247
Securitization financing	543,739	543,739	627,908	627,908
Import financing	844,318	844,318	619,883	619,883
Prep ayment financing	777,447	777,682	808,983	804,724
Resolution 2770 financing	—	—	263 ,060	256,585
Resolution 4131 financing	—	—	20 ,893	20,755
Bank Notes financing	937,361	1,049,893	1,050,835	1,260,376
Fixed asset financing	41,393	41,592	45,837	45,686
Perpetual bonuses	1,407,190	1,439,531	—	—
Other financing	2,130,623	2,130,623	2,021,372	2,021,372
Debentures	971,762	996,946	918 ,072	918,072
Investments	112,668	112,668	112,017	112,017
Related parties (assets)	302	302	1,448	1,448
Stock options (liabilities) - Note 25	—	14,261	—	13,663
Swap contracts - fixed assets (assets)	5,462	5,462	—	—
Swap contracts - investments (liabilities)	374	374	4,500	4,500

The market values of the swap contracts of subsidiaries in Brazil were obtained based on future income projections for each contract, calculated based on the present value of the forward U.S. dollar plus coupon rates (assets) and CDI/IGPM future rates (liabilities) and adjusted to present value on the financial statement date using the projected future CDI/IGPM rate for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the “Financial expenses/income, net” account, and are stated at cost plus accrued charges up to the financial statement date. Contracts not linked to such financing have been recorded at their market value under the heading “Judicial deposits and other” (assets) and “Other accounts payable” (liabilities).

The Company and its subsidiaries believe that the balances of the other financial instruments, which are recognized in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business

Price risk:   this risk is related to the possibility of price variations of the products that the subsidiaries sell or in the raw material prices and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk:   this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to its assets/investments and liabilities invested/raised in the market. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiating contracts to adjust them to market.

Exchange rate risk:   this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In addition to the foreign investments which are a natural hedge, the Company and its subsidiaries use hedge instruments, usually swap contracts, as described in item “a” above, to manage the effects of these fluctuations.

Credit risk:   this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.

NOTE 17 — FINANCIAL INCOME/EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Financial income
Financial investments	61,056	18,674	400,123	141,394
Interest	2	301	30,684	29,928
Monetary variations	—	62	3,144	3,325
Foreign exchange variations	61	1	(12,636)	(34,671)
Foreign exchange swaps	—	—	—	3,915
Other financial income	5,586	23,288	31,665	65,955
Total income	66,705	42,326	452,980	209,846
Expenses
Interest on loans	(166,096)	(53,662)	(506,641)	(411,365)
Monetary variations	(2,217)	(743)	(22,964)	(17,836)
Foreign exchange variations	(30,816)	10,336	236,372	197,607
Foreign exchange swaps	—	—	(57,222)	(44,127)
Interest rate swaps	—	—	(681)	—
Other financial expenses	(12,469)	(5,260)	(131,760)	(110,231)
Total expenses	(211,598)	(49,329)	(482,896)	(385,952)

NOTE 18 — TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Company		Consolidated
	2005	2004	2005	2004
Income Tax and Social Contribution on Net Incom	—	—	108.285	200.862
Payroll charges	184	253	52.302	48.822
ICMS — Value-added tax on sales and services	—	—	34.355	32.131
COFINS — Tax for Social Security Financing	36	19	19.019	32.609
IPI — Excise Tax	—	—	21.599	14.114
PIS — Employees’ Profit Participation Program	2	1	4.139	6.683
Withholding Income Tax and Social Contribution	1.096	76	7.232	7.349
Tax paid in installments	75	6.459	4.196	11.819
Others	4	—	54.940	31.849
	1.397	6.808	306.067	386.238

NOTE 19 — Special Installment Payment Program (PAES)

The proportionally consolidated (52%) subsidiary Dona Francisca Energética S.A. enrolled in the PAES, established by Law 10684/03, at the Federal Revenue Secretariat, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) liabilities. The balances of these tax liabilities are recorded in Taxes and contributions payable, in current liabilities, and in Other accounts payable, in long-term liabilities. The balances of the renegotiated taxes, which were divided into 180 installments of which 149 are not yet due, are restated by the Long-term Interest Rate (TJLP) and are as follows at the year end:

	Consolidated
	2005			2004
	Principal	Interest	Total	Principal	Interest	Total
IRPJ	18,790	4,756	23,546	20,303	3,160	23,463
CSLL	6,812	1,724	8,536	7,360	1,145	8,505
PIS	666	169	835	720	112	832
COFINS	3,078	779	3,857	3,326	518	3,844
	29,346	7,428	36,774	31,709	4,935	36,644
Current	2,363	599	2,962	2,364	368	2,732
Long-term	26,983	6,829	33,812	29,345	4,567	33,912

Dona Francisca Energética S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.

NOTE 20 - PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax lawsuits. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company at December 31, 2005.

The balances of the contingencies, net of the corresponding judicial deposits, are:

I) Contingent liabilities provided

		Company		Consolidated
		2005	2004	2005	2004
a) Tax Contingencies
Value-added tax on sales and services	(a.1	1,099	1,099	44,879	17,300
Social contribution on net income	(a.2	7,216	7,216	7,333	7,333
Corporate income	(a.3	19,993	19,993	19,993	19,993
National Institute of Social Security (INSS)	(a.4	12,963	12,963	29,924	24,900
Social Integration Program (PIS)	(a.5	1,831	1,831	1,904	1,903
Social Contribution on Revenues (COFINS)	(a.5	6,363	6,387	6,910	6,935
Compulsory loans - Eletrobrás	(a.6	—	50,456	—	50,456
Social Investment Fund (FINSOCIAL)	(a.6	—	6,891	—	6,898
Emergency capacity charge	(a.7	9,302	9,368	33,896	25,563
Extraordinary recomposition	(a.7	5,349	5,283	19,675	13,037
Government Severance Indemnity Fund for Employee (FGTS) and other tax contingencies	(a.8	7	30	98	1,503
Import Tax/IPI - Drawback	(a.9	—	—	76,402	—
(-) Judicial deposits	(a.10	(29,901)	(34,818)	(93,848)	(73,938)
		34,222	86,974	148,054	101,883
b) Labor Contingencies	(b.1	10,963	16,257	49,517	49,573
(-) Judicial deposits	(b.2	(3,055)	(8,349)	(10,315)	(10,313)
		7,908	7,908	39,202	39,260
c) Civil Contingencies	(c.1	—	—	6,012	100,364
(-) Judicial deposits	(c.2	—	—	(1,074)	(1,207)
		—	—	4,938	99,157
Total liabilities provided		42,130	94,882	192,194	240,300

a) Tax Contingencies

a.1)   Lawsuits relating to value-added tax on sales and services (ICMS), the majority of which relates to credit rights, mostly under judgment by the Finance Secretariat and the Courts of First Instance of the State of Minas Gerais.

A provision for R$ 28,483 was recorded in 2005 by the subsidiary Gerdau Aços Longos S.A. to possible cover losses in the motion seeking to reverse a final and irrevocable judgment in a tax assessment brought by the State of Minas Gerais to collect tax on shipments of merchandise to an exclusively exporting company. The company understands that the judgment breached a provision of law and that there was also a refusal of judgment in the decision. Although the company understands that ICMS is not payable on shipment to an exporting company, this provision was recorded in an amount considered to be sufficient to cover the entire alleged liability and additional fines and interest.

a.2)   Social Contribution on Net Income. The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some of these lawsuits are pending judgment, most of them in the Higher Courts.

a.3)   Matters concerning Corporate Income Tax (IRPJ) in discussion at the administrative level.

a.4)   Social security contributions due to the INSS, with lawsuits for annulment by the company, with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the state of Rio de Janeiro.

In the Consolidated financial statements, the additional provision refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas S.A., as well as on payments for services rendered by third parties, in which the INSS calculated charges for the last ten years and assessed the company because it understands that it is jointly liable. The assessments were maintained at the administrative level, and Gerdau Açominas S.A. filed annulment actions with the judicial deposit of the corresponding amount, based on the understanding that the right to assess part of the charge had prescribed and that there is no such liability.

a.5)   Contributions to the Social Integration Program (PIS), and the Social Contribution on Revenues (COFINS) in connection with lawsuits challenging the constitutionality of Law no 9,718, which changed the calculation basis of these contributions. These lawsuits are in progress at the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

a.6)   Tax contingencies relating to the Eletrobrás compulsory loan (R$ 50,456) and FINSOCIAL (R$ 6,891) were reversed in 2005, considering, respectively, the implementation by Eletrobrás of the 3rd conversion in shares of the compulsory loans and the closing of the respective lawsuits.

a.7)   Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE), charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of these charges is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of  Pernambuco, Ceará, Minas Gerais, Rio de Janeiro, São Paulo, Paraná, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st, 2nd and 5th Regions. The Company has fully deposited in court the amounts of the disputed charges.

a.8)   The provision recorded by Gerdau Açominas S.A. relating to the increased charges for FGTS, arising from the changes introduced by Complementary Law No. 110/01, was eliminated since the legal dispute referred to in the corresponding Injunction was finally and irrevocably judged against the company, following the judgment by the Federal Supreme Court in a similar case. There was a subsequent discussion since, at the time of payment of the principal as a result of the decision of the Injunction, Caixa Econômica Federal insisted on charging a fine. Consequently, the company deposited the principal in a Court Payment and the amount of the fine in a Judicial Appeal. The principal was drawn by the Caixa Econômica Federal and the dispute about the fine is pending judgment of the appeal brought by the company.

a.9)   The provision made in the last quarter of 2005 by the subsidiary Gerdau Açominas S.A is intended to cover amounts requested by the Federal Revenue authorities for Import Tax, Excise Tax and resulting additional charges on transactions made under a drawback granted which was subsequently annulled by the Foreign Trade Operations Department (DECEX). The company does not agree with the administrative decision that annulled the grant and defends the legality of the transactions made. The matter is the object of a Request for Injunction under consideration in the Superior Court of Justice (STJ).

a.10)   The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related litigation. The balances of these credits are classified as a reduction of the provision for tax contingencies.

b) Labor Contingencies:

b.1)   Company and its subsidiaries are also parties to labor claims. None of these claims involve significant amounts and the lawsuits mainly involve overtime pay, health and danger hazards, among others.

b.2)   The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related litigation and are classified as a reduction of the provision for labor contingencies

c) Civil Contingencies

c.1)   The subsidiaries are also a party to civil claims arising in the normal course of their operations, including claims arising from work accidents, which total at December 31, 2005 the amount shown as the contingent liability for these matters. Certain provisions were reversed in 2005 because of changes in the prospect of loss and/or closing of the lawsuits.

c.2)   The judicial deposits are classified as a reduction of the provision for civil contingencies.

II) Contingent liabilities not provided

a) Tax contingencies

a.1)   The company is a defendant in assessments filed by the state of Minas Gerais demanding ICMS tax payments arising mainly from the sales of products to commercial exporters. The restated amount of the lawsuits totals R$ 32,425. The Company has not made any provision for contingency in relation to these claims since it considers that this tax is not payable, because products for export are exempted from ICMS.

a.2)   The company and the subsidiary Gerdau Açominas S.A. are defendants in assessments filed by the state of Minas Gerais which demand ICMS tax payments on the export of semi-finished manufactured products. The subsidiary Gerdau Açominas S.A. has also filed a lawsuit for the annulment of an action of the same nature. The total amount demanded is R$ 271,997. The companies have not recorded any provision for contingency in relation to these claims since they consider that this tax is not payable because the products cannot be considered semi-finished manufactured products as defined by the federal complementary law and, therefore, are not subject to ICMS.

a.3)   On December 6, 2000, the Company enrolled in the Tax Recovery (REFIS) Program to pay the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS) contributions in installments. The constitutionality of the use of credits of R$ 40,118 acquired from third parties to settle the Company’s own interest and penalties is being challenged in court. This occurred because the Federal Revenue authorities understand that tax credits must first be used to offset the assignor’s own debts, only transferring the excess to the assignee. This understanding, based solely on a REFIS Management Committee Resolution, edited subsequent to the Company’s enrollment in the Program, does not have a legal basis. In fact, the law which established the Program authorized, with no conditions, the purchase of third party tax credits for offset against own liabilities.

b) Civil Contingencies

b.1)   Antitrust lawsuit involving Gerdau S.A. brought by two civil construction unions in the state of  São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

However, its course was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit brought by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals brought by CADE and the Federal Government.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of their revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. A request for amendment of judgment was made regarding this decision, which is still pending judgment.

Despite the CADE decision, the legal action through by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

It should be noted that just prior to the CADE decision, the Federal Public Ministry of the state of Minas Gerais issued a judgment on a Public Civil Action, based on the above mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which contravened the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having engaged in any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that It did not practice the alleged conduct and, in this regard, its convictions are supported by renowned experts and the Company, consequently, believes in the possibility of its conviction being reversed.

b.2)   A civil lawsuit has been filed against Gerdau Açominas S.A. regarding the termination of a contract for the supply of slag and indemnities for losses and damages. At December 31, 2005, the lawsuit amounted to approximately R$ 47,954. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since this demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged the requests for indemnity unfounded. This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais (TAMG), and the court decision is based on expert evidence and interpretation of the contract.

As regards the termination and the fact that the indemnity claimed by the supplier is not payable, the Court of Civil Appeals of the state of Minas Gerais confirmed the termination of the contract and granted the appeal by Gerdau Açominas to charge the supplier for the costs of removal of the slag, maintaining that the latter’s claim has no grounds.

A Special Appeal was initially brought against TAMG’s decision, whose continuation was denied, against which a Bill of Review was filed in which the Superior Court of Justice (STJ) determined TAMG to complement the judgment challenged, which occurred in 2005. In this judgment, the previous decision was maintained and a new Special Appeal filed, which was also denied. A new Bill of Review was filed, which was denied by the STJ in a decision published on October 18, 2005. Gerdau Açominas has not been notified of any subsequent appeal.

The company believes that any loss is remote since it is of the opinion that any change in judgment is unlikely, as the judgment was based on the analysis of evidence and interpretation of the contract, which practically precludes the chances of success of the Itabira appeals, which has been confirmed by the successive judgments against Itabira

b.3)   A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court. The insurance company pleads doubt in relation to whom the payment should be made and alleges that the subsidiary is resisting in receiving and settling the amount. The lawsuit was challenged both by the Bank (which claims to have no right over the amount deposited, which resolves the doubt raised by Sul América) and by the subsidiary (which claims that there is no such doubt and that there is justification to refuse payment since the amount owed by Sul América is higher than the amount involved). Subsequently, Sul América claimed fault on the Bank’s representation, and this matter is therefore already settled, which resulted in the withdrawal in December 2004 of the amount deposited. The process should enter the expert evidence phase, mainly for calculation of the amount due.

Based on the opinion of its legal advisors, the subsidiary expects a loss to be remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a lawsuit for the payment of the amount recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel plants, which resulted in the stoppage of several activities, with material damages to the steel mill equipment and loss of profits. The equipment, as well as the loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB — Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s plea, although not yet recorded. In addition to these amounts, the subsidiary also incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company’s consolidated financial position are remote.

III) Contingent gains not recorded

a) Tax contingencies

a.1)   The Company believes that the realization of certain contingent gains is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this credit is not expected in 2005 and following years. For this reason, this gain is not recorded in the financial statements.

a.2)   A final and irrevocable favorable decision was granted on December 7, 2005 against the restatement of the calculation basis of the half-yearly PIS under Complementary Law 07/70, as a result of the decision of unconstitutionality of Decree Laws 2445/88 and 2449/88, in the last lawsuit of the Company still under examination. Accordingly, the Company has recorded the corresponding credit, in December 2005, which, added to the credits recorded in the first quarter of the year relating to the same lawsuit, totaled R$ 70,332.

a.3)   Also, the Company and its subsidiaries Gerdau S.A., Gerdau Açominas S.A. and Margusa - Maranhão Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and the subsidiary Margusa Maranhão Gusa S.A. have filed administrative appeals for recovery, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceedings were judged unfavorably. Currently, the process awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 394,002 (Consolidated) but no accounting recognition has been made thereof because of uncertainty as to their realization.

NOTE 21 — RELATED PARTIES

a) Analysis of loan balances

	Company		Consolidated(*)
	2005	2004	2005	2004
Fundação Gerdau	—	—	294	1,304
Sipar Aceros S.A. and others	—	—	—	(122)
Metalúrgica Gerdau S.A.	—	(115)	137	266
Gerdau Açominas S,A ,	—	(51,245)	—	—
GTL Financial Corp,	(101,144)	(113,189)	—	—
Gerdau Aços Longos S.A.	(227)	—	—	—
Florestal Rio Largo Ltda.	—	—	(119)	—
Santa Felicidade Ltda.	—	—	(6)	—
Other	—	—	(4)	—
Total	(101,371)	(164,549)	302	1,448

Financial income (expenses), net	9,625	5,890	27,874	20,448

b) Commercial transactions

	Company - 2005		Company - 2004
	Income	Accounts	Income	Accounts
	(expenses)	receivable	(expenses)	receivable
Banco Gerdau S.A.	373	2,336	287	1,962
Indac - Ind. Adm. e Comércio S.A. (*)	(6,145)	—	(3,345)	—
Grupo Gerdau Empreend. Ltda. (**)	(600)	—	(600)	—

(*) Payments of guarantees of loans.

(**) Payment for use of the Gerdau brand name.

b)         Guarantees granted — The Companhy is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. in the amount of R$ 90,489 at the balance sheet date, corresponding its participation of 51,82% solitaire guarantee and the guarantor of the Euro Commercial Paper program of the subsidiary GTL Trade Finance Inc., of US$ 200 million, equivalent to R$ 468,140 at the balance sheet date. The Company is also the guarantor securitization operations of the subsidiary Gerdau Açominas Overseas Ltda., of US$ 228.610 thousand, equivalent to R$ 535,107 on the balance sheet date. The subsidiaries Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are  the guarantor of the vendor financing loan agreement of the associated company Banco Gerdau S.A., in the amount of R$ 17,097 and R$ 15,440, respectively.

NOTE 22 — POST-EMPLOYMENT BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, the assets and liabilities on December 31 are as follows:

	Company		Consolidated
	2005	2004	2005	2004
Actuarial liabilities with pension plan —defined benefit	—	—	135,695	154,199
Actuarial liabilities with post-employment health benefits	—	—	119,687	130,283
Liabilities with retirement and severance benefits	—	—	8,396	9,996
Total liabilities	—	—	263,778	294,478

Unrecorded actuarial assets	662	352	209,309	162,928

a)              Pension plan — defined benefit

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil (“Açominas Plan” and “Gerdau Plan”).

The Açominas Plan is managed by Fundação Açominas de Seguridade Social — Aços, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Ouro Branco unit of Gerdau Açominas S.A. The assets of the Açominas Plan mainly comprise investments in bank deposit certificates, federal public securities, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Company of the other units of Gerdau Açominas S.A. and other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees. The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries, The assets of the Plans mainly comprise marketable securities.

The sponsors’ contributions to these pension plans were R$ 50 in 2005 (R$ 40 in 2004) for the Company and R$ 67,133 in and R$ 67,133 (R$ 68,288 in 2004) Consolidated.

The current expense of the defined benefit pension plans is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Cost of current service	157	111	64,346	49,798
Interest cost	452	345	134,420	124,782
Expected return on plan assets	(789)	(569)	(223,284)	(161,554)
Amortization of unrecognized liability	—	—	438	462
Amortization of past service costs	14	—	3,683	778
Amortization (gain) loss	(103)	(49)	12,553	2,589
Contributions expected from employees	—	—	(5,997)	(4,383)
Pension plan net cost (benefit), net	(269)	(162)	(13,841)	12,472

The reconciliation of the assets and liabilities of the plans is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Total liabilities	(50,979)	(50,196)	(1,944,197)	(1,779,443)
Fair value of plan assets	112,512	108,988	2,021,909	1,844,817
Net assets	61,533	58,792	77,712	65,374
Unrecorded gains (losses)	(63,570)	(58,491)	(31,920)	(87,897)
Past service costs	2,699	51	23,789	26,323
Other	—	—	4,033	4,929
Total net assets	662	352	73,614	8,729

Actuarial assets	662	352	209,309	162,928
Pension plan liability recorded in the books of accounts	—	—	(135,695)	(154,199)
Net assets	662	352	73,614	8,729

The changes in plan assets and actuarial liabilities were as follows:

	Company		Consolidated
	2005	2004	2005	2004
Changes in benefit liabilities
Benefit liabilities at the beginning of the year	50,196	44,164	1,779,443	1,613,516
Cost of service	157	111	64,346	49,798
Interest cost	452	345	134,420	124,782
Actuarial loss	856	8,485	132,711	86,910
Payment of benefits	—	(2,960)	(61,992)	(69,419)
Past service cost due to change in the plans	—	51	—	10,497
Foreign exchange effect on foreign subsidiaries	—	—	(110,173)	(45,000)
Transfer of participants	(682)	—	1,392	—
Initial liability recognition adjustment	—	—	4,050	8,359
Benefit liabilities at the end of the year	50,979	50,196	1,944,197	1,779,443

	Company		Consolidated
	2005	2004	2005	2004
Change in plan assets
Fair value of the plan assets at the beginning of the year	108,988	64,759	1,844,817	1,645,528
Return on plan assets	7,688	47,149	248,418	227,308
Contributions from sponsors	50	40	67,133	68,258
Contributions from participants	8	—	6,045	5,202
Payment of benefits	3,165	(2,960)	(61,992)	(69,419)
Transfer of participants	(1,057)	—	3,136	—
Foreign exchange effect on foreign subsidiaries	—	—	(85,648)	(32,060)
Fair value of the plan assets at the end of the year	112,512	108,988	2,021,909	1,844,817

The amount of the actuarial gains and losses to be recognized as income or expense is the unrecognized amount that exceeds, in each period, the higher of the following limits: (i) 10% of the present value of the total actuarial liability of the defined benefit plan and (ii) 10% of the fair value of the plan assets. The resulting amount will be amortized annually based on the average remaining years of service estimated for the employees that participate in the plan.

The table below shows a summary of the assumptions made to calculate and record the defined benefit plan for both the Company and Consolidated:

			North American
	Gerdau Plan	Açominas Plan	Plans
Average discount rate	11.30%	11.30%	5.00% - 5.75%
Increase in composition	9.20%	8.68%	2.50% - 4.25%
Expected rate of return on assets	15.54%	12.35%	7.50% - 8.40%
Mortality chart	GAM 83 (-1 ano)	AT-2000	GAM 83
Disabled mortality chart	RRB 1944	AT-2000	RRB 1977
Turnover rate	Based on service	Null	Based on age and
	and salary level		service (plan
			experience)

b)              Pension plan — defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau — Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees.

The foreign subsidiary Gerdau AmeriSteel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of salary. The other companies do not have this type of pension plan.

The total cost of this plan was R$ 198 in 2005 (R$ 149 in 2004) for the Company and R$ 16,627 (R$ 11,892 in 2004) Consolidated.

c)              Other post-employment benefits

The Company estimates that the amount payable to executives on their retirement or discharge totals R$ 8,396 (Consolidated) on December 31, 2005 (R$ 9,996 in 2004 — Consolidated).

The American Plan includes, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

The composition of the net periodic cost for the post-employment health benefits is as follows:

	Consolidated
	2005	2004

Cost of service	3,394	3,007
Interest cost	6,404	5,715
Amortization of past service costs	(770)	(563)
Amortization of loss	229	80
Net expense for post-employment health benefits	9,257	8,239

The status of the fund for post-employment health benefits is as follows:

	Consolidated
	2005	2004
Plan assets at market value	—	—
Projected benefit liabilities	(139,400)	(130,559)
Fund status	(139,400)	(130,559)
Unrecorded gains and losses, net	30,960	8,101
Past service costs	(11,247)	(7,825)
Liabilities for post-employment health benefits recorded in	(119,687)	(130,283)
the financial statements

The changes in plan assets and actuarial liabilities were as follows:

	Consolidated
	2005	2004
Changes in projected benefit liabilities
Projected benefit liabilities at the beginning of the year	130,559	111,390
Purchase of North Star	—	23,136
Cost of service	3,394	3,007
Interest cost	6,404	5,715
Contributions of participants	2,160	1,946
Actuarial loss	19,671	4,759
Benefits and administrative expenses paid	(5,215)	(6,639)
Foreign exchange effect	(12,642)	(4,364)
Initial liability recognition adjustment	(4,931)	(8,391)
Projected benefit liabilities at the end of the year	139,400	130,559

	Consolidated
	2005	2004
Changes in plan assets
Plan assets at the beginning of the year	—	—
Contributions from sponsors	3,055	4,693
Contributions from participants	2,160	1,946
Benefits and administrative expenses paid	(5,215)	(6,639)
Plan assets at the end of the year	—	—

The assumptions adopted in the accounting for post-employment health benefits were as follows:

North American
Plans
Average discount rate	5.75% - 6.00%
Health treatment —rate for next year	9.50% -12.00%
Health treatment — rate for reductions	5.50%
to be obtained from 2010 to 2013

NOTE 23 — SHAREHOLDERS’ EQUITY

a) Capital Stock — The Board of Directors may, regardless of changes to the by-laws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 400,000,000 common shares (240,000,000 at December 31, 2004) and 800,000,000 preferred shares (480,000,000 at December 31, 2004), all of them with no par value, in accordance with the amendment approved by the Extraordinary General Meeting of shareholders held on December 30, 2005. The right of preference shall be exercised before the deadline for prescription of 30 days, except in the case of a public offer, when the deadline for prescription shall not be less than 10 days.

On April 11, 2005, as approved in a meeting of the Board of Directors held on March 31, 2005, Gerdau S.A. increased capital by R$ 1,735,657 through the capitalization of the reserve for investments and working capital, with a bonus of 50% on the share position on April 11, 2005, date of capitalization of the reserve, representing 148,354,011 new shares (51,468,224 common shares and 96,885,787 preferred shares).

At December 31, 2005, 154,404,672 common shares (102,936,448 at December 31, 2004) and 290,657,361 preferred shares (193,771,574 at December 31, 2004) are subscribed and paid up, totaling a paid up capital of R$5,206,969 (R$3,471,312 at December 31, 2004). Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit sharing.

b) Legal reserve—Under Brazilian legislation, Gerdau is required to transfer 5% of the annual net income determined in accordance with corporate legislation to legal reserve until this reserve is equivalent to 20% of the paid up capital. The legal reserve can be used to increase capital or to absorb losses, but cannot be used for payment of dividends.

c) Statutory reserve—The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income of each year to a statutory reserve (Reserve for Investments and Working Capital). The reserve is created only if it does not affect the minimum dividend requirement and its balance cannot exceed the total paid up capital. The reserve can be used to absorb losses, if necessary, and for capitalization, payment of dividends or repurchase of shares.

d) Treasury stock—at December 31, 2005 the Company had 3,045,695 preferred shares (1,573,200 preferred shares at December 31, 2004) held in treasury, totaling R$60,254 (R$44,139 at December 31, 2004), of which 2,305,495 shares related to the share repurchase program announced on November 17, 2003, and 740,200 shares to the share repurchase program announced on May 30, 2005. The average cost of these shares is R$19.78, the lowest purchase price being R$14.36 and the highest R$25.21. These shares will be held in treasury for subsequent cancellation or to meet the Company’s “Long-term Incentive Program”. During 2005, 740,200 shares were purchased at an average cost of R$23.09 and 54,305 shares were sold with gains and losses recorded as capital reserve and reserve for investments and working capital, respectively.

e) Dividends and interest on own capital—the shareholders have the right to receive, each year, a minimum mandatory dividend of 30% of the adjusted net income. In 2004, the company calculated interest on own capital in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as financial expenses for tax purposes. For presentation purposes, this amount was recorded as dividends, not affecting net income. The related tax benefit through the reduction of the income tax and social contribution on net income charge for 2004 was R$114.395.

The dividends credited in 2005 amounted to R$796,403, shown as follows:

	2005	2004
Net income for the year	2.781.340	2.831.339
Legal reserve constitution	(139.067)	(141.567)
Adjusted net income	2.642.273	2.689.772

					Revenue for the year
Período	Natureza	R$/ação	Crédito	Pagamento	2005	2004
1st quarter	Interest	—	—	—	—	94.443
	Dividends	0,45	13/05/2005	24/05/2005	199.217	—
2st quarter	Interest	—	—	—	—	106.249
	Dividends	0,48	15/08/2005	24/08/2005	212.142	85.589
1st quarter	Interest	—	—	—	—	135.762
	Dividends	0,45	18/11/2005	30/11/2005	198.907	156.422
4st quarter	Dividends	0,42	17/02/2006	02/03/2006	186.137	280.378
Interest on own capital and Dividends					796.403	858.843
% Interest/Dividends paid or credited					30%	32%
Credit per share (R$)					1,80	2,91
Shares in circulation					442.016	295.135

The remaining income for the year was transferred to the statutory reserve for investments and working capital in accordance with the by-laws.

NOTE 24—PROFIT SHARING

a) The management profit sharing is limited to 10% of net income for the year, after income tax and management fees, as stated in the Company’s by-laws;

b) The employees’ profit sharing is linked to the attainment of operating goals and was charged to cost of production and general and administrative expenses, as applicable.

NOTE 25—LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary General Meeting of shareholders held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options for the purchase of preferred shares to management, employees or persons who render services to the Company or its subsidiaries, and approved the formation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. The options should be exercised in a maximum of five years after the grace period.

a) Summary of changes in the plan:

	(Number of shares)
	2003	2003	2004	2004	2005	2005	Total
Opening balance at December 31, 2004	806,457	561,680	4,859	342,250	—	—	1,715,246
Grants	—	—	—	—	211,128	285,336	496,464
Share bonus on April 11, 2005	399,097	278,086	2,430	168,870	105,563	142,668	1,096,714
Cancelled	(8,259)	(5,513)	—	(21,504)	(5,806)	(3,600)	(44,682)
Exercised	(28,171)	(18,781)	—	(7,353)	—	—	(54,305)
Closing balance at December 31, 2005	1,169,124	815,472	7,289	482,263	310,885	424,404	3,209,437
Exercise price in R$7.96	7.96	7.96	20.33	20.33	31.75	31.75
Grace period	3 years	5 years	3 years	5 years	3 years	5 years

As mentioned in Note 23b, at December 31, 2005 the Company has a total of 3,045,695 preferred shares in treasury. These shares may be used for this plan.

b) Plan status at December 31, 2005:

	Grant
	2003	2004	2005	Average
Total share options granted	1,984,596	489,552	735,289
Exercise price - R$(adjusted by bonus)	7.96	20.33	31.75	15.30
Fair value of options on the date of the grant - R$per option (*)	2.48	5.77	5.31	3.63
Average term of option to be exercised on the date of grant (years)	3.8	4.9	4.2	4.1

(*) calculated using the Black-Scholes model

The percentage of dilution of interest that the current shareholders may experience if all options are exercised is approximately 0.7%.

II) Gerdau Ameristeel Corporation—(“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have stock compensation plans for their employees, as follows:

a) Former Co-Steel Plan

According to the terms of the Co-Steel Plan, the Stock-Based Option Plan, the company was authorized to grant purchase options to employees and directors up to the limit of 3,041,335 common shares. The exercise price was based on the closing price of the common shares in the market on the day prior to the issue of the option. The options have a maximum term of ten years and are granted during various periods, as determined by the administrator of the plan at the date of the grant, up to April 13, 2008.

b) Gerdau AmeriSteel US Inc. (“AmeriSteel”) Plans

According to the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the minority shareholders of AmeriSteel exchanged their shares and stock options for shares and stock options of Ameristeel at the ratio of 9,4617 shares and stock options for each share or stock option of AmeriSteel. This exchange occurred on March 31, 2003.

b.1) AmeriSteel Plan

AmeriSteel has a long-term inventive plan for the executive officers (the “AmeriSteel Plan) to ensure that the interests of the AmeriSteel senior management are in line with those of the AmeriSteel shareholders. The awards are determined by a formula based on the return on employed capital of AmeriSteel in a given year of the plan. The awards are granted and paid over a period of four years. The participants may choose payment in cash or in shares of AmeriSteel and Gerdau, for which a premium of 25% is given, if chosen. Expenses related to the benefits for the years ended December 31, 2005 and 2004 totaled US$6,000 thousand (R$14,044) and US$1,300 thousand (R$3,450), respectively.

b.2) 2004 Stakeholder Plan

For the year ending December 31, 2004, the Gerdau Ameristeel Human Resources Committee established the long-term incentive plan of 2004 (the “2004 Stakeholder Plan”) based on the AmeriSteel Plan. The 2004 Stakeholder Plan was designed to award the executive officers with a share in the profits of Gerdau AmeriSteel. The awards earned are granted and paid over a period of four years, based on the closing price of the Gerdau Ameristeel Shares in the New York Stock Exchange. A total award of approximately US$14,000 thousand (equivalent to R$37,161) was calculated at December 31, 2004 and was granted on March 1, 2005. This award is being provided for in accordance with the payment term established in the plan.

b.3) 2005 Stakeholder plan

For the year beginning January 1, 2005, the Human Resources Committee established the 2005 long-term incentive plan (the “2005 Stockholder plan). The 2005 Stockholder plan was established to award employees with bonuses based on attaining goals related to the return of capital invested. The bonuses will be granted at the end of the year in cash and/or options. The payment of the cash portion option will be made in the form of shares (phantom stock). The number of shares will be determined by the market price of the common share on the date of grant, based on the average negotiation price on the New York Stock Exchange. The shares will be paid in April each year at the ratio of 25% in a period of 4 years. The number of options granted to the participants is determined by dividing the portion of the bonus not paid in cash by the market value of the common share on the date of grant and indexed by a factor determined by the option value on the same date (the option value is determined by the Committee based on the Black Scholes model or other method). The options may be exercised at the rate of 25% p.a. during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted based on this plan is 6,000,000.

b.4) SAR Plan

In July 1999, the Board of Directors of AmeriSteel approved the SAR/Shares Purchase Plan (SAR Plan) available to basically all employees. The SAR Plan authorizes the sale of 946,170 common shares to the employees during three offer periods, from July to September in 1999, 2002 and 2005. The employees who purchase the shares are rewarded with stock appreciation rights (SARs) equal to four times the number of shares purchased. SARs at market value were granted at the date of grant, determined on the basis of an independent appraisal at the end of the prior year. SARs can be exercised at 25% annually as from the date of grant, and may be exercised in up to ten years from the date of grant. The SARs are recorded as liabilities and the benefits recorded as costs based on this plan for the years ended December 31, 2005 and 2004 amounted to US$1,500 thousand (R$3,511) and US$6.4 million (R$16,985), respectively.

In July 2002, the Board of Directors of AmeriSteel approved the issue of new purchase options under the SAR Plan, which were granted to the executive directors, with the exercise price determined by the fair value at the date of grant. A total of 6,244,722 SARs were authorized and issued. One-third of all awarded options and common shares are vested two years as from the date of grant, and one-third after each subsequent two-year period. The options may be exercised in up to ten years after the date of grant.

At December 31, 2005, the expense related to this plan, recorded in the Consolidated financial statements, was US$1,500 thousand, equivalent to R$3,511 (US$14,300 thousand, equivalent to R$37,952 in 2004).

b.5) Equity ownership

In September 1996, the Board of Directors of AmeriSteel approved the Equity Ownership Plan of AmeriSteel Corporation (the “Equity Ownership” Plan), which grants common shares, purchase options for common shares and SARs. The maximum number of shares that may be issued under this plan is 4,152,286. AmeriSteel granted 4,667,930 incentive stock options and 492,955 common shares under the Equity Ownership Plan up to December 31, 2004. One-third of all options and common shares issued become vested two years from the date of the grant, and one-third after each subsequent two-year period. All grants were carried out at the market value of the common shares at the date of grant, determined on the basis of an independent appraisal at the end of the prior year. The options may be exercised for ten years as from the date of the grant.

b.6) Purchase plan

In May 1995, the Board of Directors of AmeriSteel approved an option/purchase plan (the “Purchase Plan”), available to essentially all employees. The employees who purchased shares were rewarded with options for six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of US$1.12 per share. The options were granted at market value at the date of the grant, determined on the basis of an independent appraisal at the end of the prior year. A total of 2,139,612 options were granted under the Purchase Plan. No options are available for future grant. All options granted can already be exercised, which may occur for ten years as from the date of the grant.

GERDAU S.A.

NOTES TO THE FINANCIAL STATEMENTS AT
DECEMBER 31, 2005 AND 2004
(All amounts in thousands of reais unless otherwise indicated)

A summary of the Gerdau Ameristeel plans is as follows:

	2005			2004
		Average exercise			Average exercise
	Number of shares	price		Number of shares	price
		US$	R$		US$	R$
Available at the beginning of the year	2,833,288	5.94	13.90	3,606,570	6.41	17.01
Options exercised	(443,371)	1.86	4.35	(375,261)	1.90	5.04
Options cancelled	(26,341)	1.85	4.33	(76,321)	1.92	5.10
Options expired	(99,000)	19.00	44.47	(321,700)	19.46	51.65
Available at the end of the year	2,264,576	6.42	15.03	2,833,288	5.94	15.77
Exercisable shares	2,128,241			2,350,378

The table below summarizes the information on the purchase options of Gerdau Ameristeel shares available on December 31, 2005:

					Number exercisable
	Number	Average grace	Average exercise		at
Exercise price	available	period	price		December 31, 200
			US$	R$
US$1.32 to US$1.43 (R$3.09 to R$3.35)	545,482	3.80	1.39	3.25	545,482
US$1.80 to US$1.90 (R$4.21 to R$4.45)	671,369	5.20	1.84	4.31	535,034
US$2.11 to US$2.96 (R$4.94 to R$6.93)	454,725	3.50	2.61	6.11	454,725
US$15.45 to US$18.69 (R$36.16 to R$43.75)	297,500	1.50	17.41	40.75	297,500
US$20.06 to US$20.15 (R$46.95 to R$47.65)	295,500	0.90	20.91	48.94	295,500
	2,264,576				2,128,241

The effect on net income for the year and shareholders’ equity would have been as follows had the expenses for the option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded:

	Company		Consolidated
	Net income	Shareholders’ equity	Net income (**)	Shareholders’ equity
Balances according to the financial statements	2,781,340	8,042,186	3,245,240	8,042,186
Expense*	(2,874)	(5,779)	(3,125)	(11,040)
Pro forma balances	2,778,466	8,036,407	3,242,115	8,031,146

* Applying the fair value method (Black Scholes model)

** Net income includes minority interest.

NOTE 26 — OTHER OPERATING INCOME

Other operating income refers mainly to the amount of R$ 70,332 (Company and Consolidated) recorded following the favorable outcome of the litigation for incorrect payment of PIS (Social Integration Program), according to Note 20.III item a.2, and reversals and new provisions for contingencies commented in Note 20.

NOTE 27 — NON-OPERATING INCOME

Non-operating income refers mainly to the gain on change in percentage ownership of R$ 305,839 (Consolidated), resulting from the merger of Gerdau Participações S.A. by Gerdau Açominas S.A..

NOTE 28 — CALCULATION OF EBITDA

	Consolidated
	2005	2004
Gross profit	5,725,887	6,245,024
Selling expenses	(514,443)	(455,175)
General and administrative expenses	(1,140,264)	(1,003,826)
Depreciation and amortization	838,606	766,665
EBITDA	4,909,786	5,552,688

NOTE 29 — INFORMATION BY GEOGRAPHICAL AREA AND BUSINESS SEGMENT

	Área Geográfica
	Brazil		South America (*)		North America		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales revenues	9,997,575	9,975,760	1,194,089	763,865	10,054,084	8,857,637	21,245,748	19,597,262
Cost of sales	(6,211,632)	(5,668,217)	(831,440)	(488,120)	(8,476,789)	(7,195,901)	(15,519,861)	(13,352,238)
Gross profit	3,785,943	4,307,543	362,649	275,745	1,577,295	1,661,736	5,725,887	6,245,024
Selling expenses	(447,342)	(400,317)	(33,395)	(7,079)	(33,706)	(47,779)	(514,443)	(455,175)
General and administrative expenses	(749,789)	(704,073)	(79,902)	(45,934)	(310,573)	(253,819)	(1,140,264)	(1,003,826)
Financial income (expenses), net	117,802	5,948	(22,836)	(4,491)	(124,881)	(177,563)	(29,915)	(176,106)
Operating profit	2,763,131	3,040,687	222,198	219,272	1,056,166	1,194,708	4,041,495	4,454,667
Net income (**)	2,393,785	2,164,338	166,337	174,240	685,118	896,309	3,245,240	3,234,887
EBITDA (***)	3,136,949	3,704,473	292,430	250,983	1,480,407	1,597,232	4,909,786	5,552,688

( * ) Does not include Brazilian operations.

( ** ) Net income for the year before minority interest.

(***) Profit before financial expenses, income tax and social contribution on net income, and depreciation and amortization as shown in Note 28.

The segments shown below correspond to the business units through which the Gerdau Executive Committee manages its operations: Aços Longos Brasil, Açominas (corresponding to the operations of the plants located in Ouro Branco, Minas Gerais), Aços Especiais, South America (excluding Brazilian operations) and North America  (Gerdau Ameristeel):

	Business Segments
	Longos Brasil		Açominas Ouro Branco		Aços Especiais		South America (*)		North America		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales revenues	6.246.464	6.456.351	2.681.077	2.646.752	1.070.034	872.657	1.194.089	763.865	10.054.084	8.857.637	21.245.748	19.597.262
Identifiable assets (**)	3.956.716	3.916.049	3.735.219	3.482.517	538.456	462.370	1.349.088	668.351	5.192.457	6.131.526	14.771.936	14.660.813
Capital expenditures	656.946	611.779	524.681	265.851	78.427	36.291	359.068	27.367	318.017	1.156.660	1.937.139	2.097.948
Depreciation/amortization	246.584	208.714	272.398	265.707	29.155	26.899	43.078	28.251	247.391	237.094	838.606	766.665

( * ) Does not include Brazilian operations

(**) Identifiable assets: Accounts receivable, inventories and fixed assets.

********************************

Opinion of the Statutory Audit Board

The Statutory Audit Board of Gerdau S.A., in compliance with legal and statutory provisions, has examined the Management Report and the Financial Statements for the year ended December 31, 2005. Based on the examinations made and also considering the opinion of the independent auditors — PricewaterhouseCoopers Auditores Independentes, dated February 21, 2006, as well as the information and explanations received during the year, the Statutory Audit Board is of the opinion that the these documents are suitable for presentation to the Annual General Meeting of shareholders.

Rio de Janeiro, February 21, 2006
Carlos Roberto Schröder
Egon Handel
Pedro Carlos de Mello